                                                          Pursuant to Rule 424b5
                                                       Registration No. 33-53207

      Information contained herein is subject to completion or amendment.

                  SUBJECT TO COMPLETION, DATED APRIL 28, 1998

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 28, 1998

                                  $100,122,300

                           THE DETROIT EDISON COMPANY
                   % QUARTERLY INCOME DEBT SECURITIES (QUIDSSM)
         (JUNIOR SUBORDINATED DEFERRABLE INTEREST DEBENTURES, DUE 2028)
                            ------------------------

    The QUIDS will mature on June 30, 2028. Interest on the QUIDS is payable quarterly on each March 31, June 30, September 30 and December 31, commencing June 30 , 1998. The QUIDS will be redeemable at the option of the Company, in whole or in part, on or after June 30, 2003 at 100% of the principal amount redeemed together with accrued interest to the redemption date. In addition, the QUIDS are subject to redemption, in whole but not in part, at 100% of the principal amount thereof together with accrued interest to the redemption date at the option of the Company upon the occurrence of certain tax events described under "Description of the QUIDS -- Tax Event Redemption." The QUIDS will be represented by a Global Security or Securities that will be deposited with, or on behalf of, The Depository Trust Company, and will be available for purchase in denominations of $25 and any integral multiple thereof. See "Description of the QUIDS".

    Payment of the principal of and interest on the QUIDS is subordinate and subject in right of payment to the prior payment in full of all Senior Debt of the Company. As of March 31, 1998, outstanding Senior Indebtedness of the Company aggregated approximately $3.7 billion.

    Application will be made for listing of the QUIDS on the New York Stock Exchange. Trading of the QUIDS on the New York Stock Exchange is expected to commence within a thirty-day period after the initial delivery of the QUIDS. The QUIDS are expected to trade "flat".

                            ------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE S-2 HEREOF FOR CERTAIN INFORMATION RELEVANT TO AN INVESTMENT IN THE QUIDS, INCLUDING THE PERIOD AND CIRCUMSTANCES DURING AND UNDER WHICH PAYMENT OF INTEREST ON THE QUIDS MAY BE DEFERRED AND CERTAIN RELATED FEDERAL INCOME TAX CONSEQUENCES.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
                                    RELATES.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                              INITIAL PUBLIC
                                                 OFFERING            UNDERWRITING             PROCEEDS TO
                                                 PRICE(1)             DISCOUNT(2)            COMPANY(1)(3)
                                              --------------         ------------            -------------
Per QUID....................................      100%                     %                       %
Total.......................................  $100,122,300                 $                       $

---------------
(1) Plus accrued interest, if any, from the date of original issuance.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".

(3) Before deducting expenses payable by the Company estimated at $         .

                            ------------------------

    The QUIDS are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the QUIDS will be ready for
delivery in New York, New York, on or about May   , 1998.

QUIDSSM is a service mark of Goldman, Sachs & Co.

GOLDMAN, SACHS & CO.
                  A.G. EDWARDS & SONS, INC.
                                     MORGAN STANLEY DEAN WITTER
                                                 SALOMON SMITH BARNEY
                            ------------------------
           The date of this Prospectus Supplement is April   , 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE QUIDS, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT COVERING TRANSACTIONS IN SUCH QUIDS, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                                  THE COMPANY

GENERAL

     The Detroit Edison Company (the "Company"), incorporated in Michigan since 1967, is a regulated public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in a 7,600 square mile area in Southeastern Michigan. The Company's service area includes about 13% of Michigan's total land area and about half of its population (approximately five million people). The Company's residential customers reside in urban and rural areas, including an extensive shoreline along the Great Lakes and connecting waters.

DTE ENERGY COMPANY

     DTE Energy Company ("DTE Energy"), a Michigan corporation incorporated in 1995, is an exempt holding company under the Public Utility Holding Company Act. As a result of the 1996 corporate restructuring, DTE Energy became the parent holding company of the Company and certain previously wholly-owned Company subsidiaries. DTE Energy has no significant operations of its own. The Company is DTE Energy's principal operating subsidiary, representing approximately 96% and 97% of DTE Energy's assets and revenues, respectively, at December 31, 1997.

                                  RISK FACTORS

     Prospective purchasers of the QUIDS should carefully consider, in addition to the other information set forth elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, the following:

RIGHT OF COMPANY TO DEFER PAYMENT OF INTEREST

     So long as no Event of Default with respect to the QUIDS has occurred and is continuing, the Company shall have the right, upon prior notice by public announcement given in accordance with New York Stock Exchange ("NYSE") rules at any time, to extend the interest payment period at any time and from time to time on the QUIDS, provided that the aggregate interest payment period, as extended, must end on an interest payment date and must not exceed 20 consecutive quarterly interest payment periods or extend beyond the maturity of the QUIDS or any date on which any QUIDS are fixed for redemption (each such extended period, a "Deferral Period"). No interest shall be due and payable during a Deferral Period, but on the interest payment date occurring at the end of each Deferral Period the Company shall pay to the holders of record on the record date for such interest payment date (regardless of who the holders of record may have been on other dates during the Deferral Period) all accrued and unpaid interest on the QUIDS, together with interest thereon compounded quarterly at the rate of interest on the QUIDS. In the event that the Company exercises its right to extend, the Company may not declare or pay dividends on, or redeem, purchase or acquire, any shares of its preferred stock, preference stock, common stock or any other equity securities of the Company ("Capital Stock") until deferred interest on the QUIDS is paid in full, other than redemptions of any series of Capital Stock of the Company pursuant to the terms of any sinking fund provisions with respect thereto. In addition, during any Deferral Period, the Company may not make any advance or loan to, or purchase any securities of, or make any other investment in, any affiliate of the Company, including DTE Energy, for the purpose of, or to enable the payment of, directly or indirectly, dividends on any equity securities of DTE Energy. See "The Company".

     Upon the termination of any Deferral Period and the payment of all interest then due, the Company may commence a new Deferral Period. Consequently, there could be multiple Deferral Periods of varying lengths throughout the term of the QUIDS. See "Description of the QUIDS -- Payment Deferral".

     In the event a Deferral Period occurs, the QUIDS would be treated as reissued with original issue discount ("OID") at the beginning of such Deferral Period and, under the OID rules, holders of the QUIDS would be required to accrue income on the QUIDS for United States federal income tax purposes. As a result, a holder ordinarily would include such amounts in gross income in advance of the receipt of cash. A holder that disposes of its QUIDS prior to the record date for payment of interest at the end of a Deferral Period will not receive cash from the Company related to such interest because such interest will be paid to the holder of record on such record date, regardless of who the holders of record may have been on other dates during the Deferral Period. The extent to which such a holder will receive a return on the QUIDS for the period it held such QUIDS will depend on the market for the QUIDS at the time of such disposition. See "Certain United States Federal Income Tax Consequences -- United States Holders".

     The Company has no current intention of exercising its right to extend an interest payment period.

POTENTIAL MARKET VOLATILITY DURING DEFERRAL PERIOD

     As described above, the Company has the right to extend an interest payment period from time to time, provided that the aggregate interest payment period, as extended, must end on an interest payment date and must not exceed 20 consecutive quarterly interest payment periods or extend beyond the maturity of the QUIDS or any date on which any QUIDS are fixed for redemption. In the event the Company determines to extend an interest payment period, or in the event the Company thereafter extends a Deferral Period, the market price of the QUIDS is likely to be adversely affected. In addition, as a result of such rights, the market price of the QUIDS may be more volatile than other debt instruments that do not have such rights. A holder that disposes of its QUIDS during a Deferral Period, therefore, may not receive the same return on its investment as a holder that continues to hold its QUIDS.

SUBORDINATION OF QUIDS

     The QUIDS are unsecured obligations of the Company and will be subordinate to all existing and future Senior Indebtedness (as hereinafter defined) of the Company, but senior to all Capital Stock of the Company. On March 31, 1998, approximately $3.7 billion of such Senior Indebtedness was outstanding. There are no terms in the QUIDS that limit the Company's ability to incur additional indebtedness, including indebtedness that would rank equal to or senior to the QUIDS. The Company has two other series of quarterly income debt securities outstanding in the aggregate principal amount of approximately $235 million which are of equal rank to the QUIDS. With respect to the QUIDS, the Indenture (as hereinafter defined) does not contain any cross-defaults to any other indebtedness of the Company, and therefore, a default with respect to, or the acceleration of, any such indebtedness will not constitute an "Event of Default" with respect to the QUIDS. As the QUIDS will be issued by the Company, the QUIDS effectively will be subordinate to all obligations of the Company's subsidiaries. See "Description of the QUIDS -- Subordination" and "-- Subrogation".

CERTAIN TRADING CHARACTERISTICS OF THE QUIDS

     The QUIDS are expected to be approved for listing on the NYSE, subject to notice of issuance. Trading of the QUIDS on the NYSE is expected to commence within a thirty-day period after the initial delivery of the QUIDS. The QUIDS are expected to trade "flat". This means that purchasers will not pay and sellers will not receive any accrued and unpaid interest on the QUIDS that is not included in the trading price.

TAX EVENT REDEMPTION

     Upon the occurrence and continuation of a Tax Event (as defined in "Description of the QUIDS -- Tax Event Redemption"), the Company has the right, within 90 days following the occurrence of such Tax Event, to redeem the QUIDS, in whole but not in part, at a redemption price equal to the aggregate principal amount of the QUIDS plus accrued and unpaid interest.

CERTAIN FACTORS AFFECTING THE COMPANY

     The electric utility industry is facing serious issues as legislators and regulators consider various proposals designed to reduce rates and promote economic growth through competition and deregulation of generation assets. Deregulation, cogeneration, independent power production, open access to transmission lines, competitive bulk power supply markets, municipalization, retail customer choice or open access and the unbundling of utility products and services are issues under consideration.

     The Company is participating at both the federal and state (Michigan) levels in legislative and administrative proceedings attempting to make the electric energy market competitive. These proceedings, which include matters under appeal, are dealing with the effects of competition on both public utilities and consumers. Issues under consideration include: (1) the recovery of stranded costs (possibly including securitization) by public utilities now recovering capital costs under traditional ratemaking principles, (2) retail wheeling and open transmission access, and (3) revisions to (and the possible repeal of all or portions of) various federal and state energy-related statutes, as well as new implementing legislation. The Company is not able to predict the outcome or timing of these proceedings.

     The Company is subject to extensive environmental regulation. Additional costs may result as the effects of various chemicals on the environment (including nuclear waste) are studied and governmental regulations are developed and implemented. In addition, the impact of proposed Environmental Protection Agency ozone transport regulations and final new air quality standards relating to particulate air pollution are unknown. The costs of future nuclear decommissioning activities are the subject of increased regulatory attention.

     Substantially all of the Company's properties are subject to the lien of a Mortgage and Deed of Trust, under which approximately $3.0 billion of General and Refunding Mortgage Bonds were outstanding as of March 31, 1998.

     Ownership of Fermi 2, a nuclear generating unit comprising 24% of the Company's total assets and 11% of the Company's summer net rated capability, subjects the Company to additional significant risks. Nuclear plants are highly regulated by a number of governmental agencies concerned with public health and safety and environmental protection. Consequently, Fermi 2 is subject to greater scrutiny than a conventional fossil fueled plant.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

                                        FOR THE
                                      THREE MONTHS
                                         ENDED
                                       MARCH 31,                        YEAR ENDED DECEMBER 31,
                                     --------------      ------------------------------------------------------
                                     1998      1997       1997        1996        1995        1994        1993
                                     ----      ----       ----        ----        ----        ----        ----
                                                                     (MILLIONS)
Income Summary:
  Operating Revenues...............  $901      $864      $3,657      $3,642      $3,636      $3,519      $3,555
  Operating Income.................   237       204       1,003         841       1,015         719         844
  Net Income.......................    98        74         417         328         434         420         522

                           FIRST QUARTER 1998 RESULTS

     Results for the three months ended March 31, 1998 and 1997 are set forth below:

                                                                  FOR THE THREE
                                                                  MONTHS ENDED
                                                                    MARCH 31,
                                                                -----------------
                                                                1998         1997
                                                                ----         ----
                                                                   (MILLIONS)
Operating Revenues..........................................    $901         $864
Operating Expenses..........................................     664          660
                                                                ----         ----
Operating Income............................................     237          204
Interest Expense and Other..................................      73           76
                                                                ----         ----
Income Before Income Taxes..................................     164          128
Income Taxes................................................      66           54
                                                                ----         ----
Net Income..................................................      98           74
Preferred Stock Dividends...................................       3            3
                                                                ----         ----
Net Income Available for Common Stock.......................    $ 95         $ 71
                                                                ====         ====

     The 1998 three-month earnings were higher than 1997 due to the 1997 increase in the Fermi 2 Performance Standard accrual and expenses for a major ice storm.

     Storm damage costs of $30 million incurred during the first three quarters of 1997 were deferred in the fourth quarter of 1997 and are being amortized to expense over a 24 month period beginning in January 1998.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The Company's ratios of earnings to fixed charges* were as follows for the respective periods indicated:

  FOR THE
THREE MONTHS
   ENDED           YEAR ENDED DECEMBER 31,
 MARCH 31,     --------------------------------
    1998       1997   1996   1995   1994   1993
------------   ----   ----   ----   ----   ----
3.17           3.24   2.71   3.21   3.13   3.25

---------------
* For the purposes of computing these ratios, earnings represent net income (including accretion income and deferred Fermi 2 depreciation, amortization and return) before deducting income taxes and fixed charges. Fixed charges represent total interest charges, interest factor of rents and amortization of debt discount, premium and expense.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at March 31, 1998 and as adjusted to give effect to the issuance of the QUIDS offered hereby and the planned May 1998 redemption of approximately $100 million of the Company's Cumulative Preferred Stock.

                                                                        MARCH 31, 1998
                                                             -------------------------------------
                                                                 ACTUAL              AS ADJUSTED
                                                                 ------              -----------
                                                                          (MILLIONS)
Long-Term Debt...........................................    $3,277     46.2%      $3,277     46.1%
Quarterly Income Debt Securities.........................       235      3.3          335      4.7
                                                             ------    -----       ------    -----
                                                              3,512     49.5        3,612     50.8
Cumulative Preferred Stock Redeemable Solely at the
  Option of the Company..................................       144      2.0           47      0.7
Common Shareholder's Equity..............................     3,444     48.5        3,441     48.5
                                                             ------    -----       ------    -----
                                                             $7,100    100.0%      $7,100    100.0%
                                                             ======    =====       ======    =====

                            DESCRIPTION OF THE QUIDS

GENERAL

     The QUIDS will be a series of notes to be issued under the Note Indenture, dated as of June 30, 1993, as supplemented, and as further supplemented by a Sixth Supplemental Indenture dated as of May 1, 1998 creating the QUIDS (as supplemented, the "Indenture"), between the Company and Bankers Trust Company, as trustee (the "Trustee"). The following statements with respect to the QUIDS are summaries and are subject to the detailed provisions of the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), and the Indenture, a copy of the form of which has been filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the QUIDS and the Indenture, including the definitions therein of certain terms capitalized and not otherwise defined in this Prospectus Supplement. Wherever references are made to particular provisions of the Indenture or terms defined therein, such provisions or definitions are incorporated by reference as part of the statements made and such statements are qualified in their entirety by such references.

     $410 million aggregate principal amount of the debt securities of the Company previously issued under the Indenture are secured as to payment of principal, interest and premium, if any, by the Company's General and Refunding Mortgage Bonds pledged to the Trustee for the benefit of the holders of such securities. The QUIDS offered hereby, as well as approximately $50 million and $185 million aggregate principal amount of 8.5% QUIDS and 7.625% QUIDS, respectively, previously issued, will not, and do not, have the benefit of any Mortgage Bonds or any other security.

     The QUIDS will constitute an additional series of unsecured, subordinated debt securities, will be subordinated to Senior Indebtedness of the Company, as described herein, will be limited in aggregate principal amount to $100,122,300 and will mature on June 30, 2028 (the "Stated Maturity"). The annual interest
requirement on the QUIDS will be $           .

     The QUIDS will be issued only in book-entry form through the facilities of DTC and will be in denominations of $25 and integral multiples thereof. Transfers or exchanges of beneficial interests in the QUIDS may be effected only through records maintained by DTC or its nominee. Settlement and secondary trading in the QUIDS will be in same-day funds. Payments of principal and interest on the QUIDS will be made to DTC in immediately available funds, as described in the Prospectus. For a description of DTC and the specific terms of the depository arrangements, see "DTC Book-Entry-Only System" in the accompanying Prospectus.

QUARTERLY PAYMENTS

     Interest on the QUIDS will accrue from the date of original issuance at a
rate of   % per annum and will be payable quarterly in arrears on March 31, June
30, September 30 and December 31 of each year (each an "Interest Payment Date"), commencing June 30, 1998 to the persons in whose names the QUIDS are registered on the relevant record dates, which will be one Business Day (as hereinafter defined) prior to the relevant Interest Payment Dates (each a "Record Date"). The amount of interest payable on June 30, 1998 to holders of QUIDS will be per $25 principal amount of QUIDS.

     The amount of interest payable for any period will be computed on the basis of twelve 30-day months and a 360-day year and, for any period shorter than a full quarterly interest period, will be computed on the basis of the actual number of days elapsed in such period. In the event that any date on which interest is payable on the QUIDS is not a Business Day, then payment of the amount payable on such date will be made on (i) the next succeeding day which is a Business Day (and without interest or other payment in respect of any such delay) with the same force and effect as if made on such date or (ii) the preceding Business Day if the succeeding Business Day would fall within a new calendar year (and without reduction in amount due to such early payment) with the same force and effect as if made on such date, subject, in each case, to certain rights of deferral described below. A "Business Day" shall mean any day other than a day on which banking institutions in the State of New York or the State of Michigan are authorized or obligated pursuant to law or executive order to close.

PAYMENT DEFERRAL

     The Company shall have the right at any time, on one or more occasions, so long as an Event of Default (as hereinafter defined) has not occurred and is not continuing under the Indenture with respect to the QUIDS, to extend any interest payment period on the QUIDS; provided that the aggregate interest payment period, as extended, must end on an interest payment date and must not exceed 20 consecutive quarterly interest payment periods or extend beyond the maturity of the QUIDS or any date on which any QUIDS are fixed for redemption. As a consequence, the quarterly interest payments on the QUIDS would be deferred (but would continue to accrue with interest thereon at the rate of interest on the QUIDS) during any such Deferral Period. At the end of each Deferral Period, the Company shall pay all interest then accrued and unpaid (compounded quarterly). In the event the Company exercises this right, Company shall not declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its Capital Stock or make any guarantee payments with respect to the foregoing during such Deferral Period, other than redemptions of any series of Capital Stock of the Company pursuant to the terms of any sinking fund provisions with respect thereto. In addition, during any Deferral Period, the Company may not make any advance or loan to, or purchase any securities of, or make any other investment in, any affiliate of the Company, including DTE Energy, for the purpose of, or to enable the payment of, directly or indirectly, dividends on any equity securities of DTE Energy. The Company has no current intention of exercising its right to extend an interest payment period. During any Deferral Period, the Company may continue to extend the interest payment period by extending the Deferral Period; provided that the aggregate Deferral Period, as extended, must end on an Interest Payment Date and must not exceed 20 consecutive quarterly interest payment periods or extend beyond the maturity of the QUIDS or any date on which the QUIDS are fixed for redemption. The Company shall give the holders of QUIDS notice of its election to defer payments or to extend the Deferral Period ten Business Days prior to the earlier of (i) the next scheduled quarterly payment date and (ii) the date the Company is required to give notice of the record date of such related interest payment to the NYSE or other applicable self-regulatory organization or to the holders of the QUIDS, but in any event not less than two Business Days prior to such record date.

     Upon the termination of any Deferral Period and the payment of all interest then due, the Company may commence a new Deferral Period. Consequently, there could be multiple Deferral Periods of varying lengths throughout the term of the QUIDS.

OPTIONAL REDEMPTION

     The QUIDS will be redeemable at the option of the Company, in whole or in part, at any time on or after June 30, 2003 and prior to maturity, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the date fixed for redemption.

TAX EVENT REDEMPTION

     If a Tax Event (a "Tax Event") has occurred and is continuing, the Company has the right, within 90 days following the occurrence of such Tax Event, to redeem the QUIDS, in whole but not in part, at a redemption price equal to the aggregate principal amount of the QUIDS plus accrued and unpaid interest to the date of redemption (the "Redemption Price").

     "Tax Event" means that the Company shall have received an opinion of counsel (which may be counsel to the Company or an affiliate but not an employee thereof) experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement or decision is announced on or after the date of original issuance of the QUIDS, there is more than an insubstantial risk that interest payable by the Company on the QUIDS is not, or will not be, deductible by the Company for federal income tax purposes.

EVENTS OF DEFAULT

     Any one of the following events will constitute an Event of Default under the Indenture with respect to the QUIDS offered hereby: (a) failure to pay any interest on the QUIDS when due, continued for 30 days; (b) failure to pay principal on the QUIDS when due; (c) failure to perform any other covenant or warranty of the Company in the Indenture (other than a covenant or warranty included in the Indenture solely for the benefit of a series of securities other than the QUIDS), continued for 60 days after written notice as provided in the Indenture; and (d) certain events of bankruptcy, insolvency or reorganization involving the Company. With respect to the QUIDS offered hereby, the Indenture does not contain any cross-default to any other indebtedness of the Company, and therefore, default with respect to, or an acceleration of, any such indebtedness will not constitute an Event of Default with respect to the QUIDS.

     If an Event of Default with respect to the QUIDS occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding QUIDS by notice as provided in the Indenture may declare the principal amount of the QUIDS to be due and payable immediately. At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the Trustee, and subject to applicable law and certain other provisions of the Indenture, the holders of a majority in aggregate principal amount of the QUIDS may, under certain circumstances, rescind and annul such acceleration.

     The Indenture provides that within 90 days after the occurrence of any Event of Default thereunder with respect to the QUIDS, the Trustee shall transmit, in the manner set forth in the Indenture, notice of such Event of Default to the holders of the QUIDS unless such Event of Default has been cured or waived; provided, however, that except in the case of a default in the payment of the principal of or interest on any QUIDS of such series, the Trustee may withhold such notice if and so long as the board of directors, the executive committee or a trust committee of directors or responsible officers of the Trustee has in good faith determined that the withholding of such notice is in the interest of the holders of QUIDS.

     If an Event of Default occurs and is continuing with respect to the QUIDS, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the holders of QUIDS by all appropriate judicial proceedings.

     The Indenture includes a covenant that the Company will file annually with the Trustee a certificate as to the Company's compliance with all conditions and covenants of the Indenture.

     The Indenture provides that, subject to the duty of the Trustee during any default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of QUIDS, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, and subject to applicable law and certain other provisions of the Indenture, the holders of a majority in aggregate principal amount of the outstanding QUIDS will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the QUIDS.

SUBORDINATION

     The payment of the principal of and interest on the QUIDS will be expressly subordinated, to the extent and in the manner set forth in the Indenture, in right of payment to the prior payment in full of all existing and future Senior Indebtedness of the Company.

     Upon (i) any acceleration of the principal amount due on the QUIDS or (ii) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon any dissolution or winding-up or total or partial liquidation or reorganization of the Company, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all principal and premium, if any, and interest due upon all Senior Indebtedness shall first be paid in full, or payment thereof provided for in money or money's worth in accordance with its terms, before any payment is made on account of the principal of or interest on the indebtedness evidenced by the QUIDS, and upon any such dissolution or winding-up or liquidation or reorganization any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the holders of the QUIDS would be entitled, except for the provisions of the Indenture, shall (subject to the power of a court of competent jurisdiction to make other equitable provision reflecting the rights conferred by the provisions of the Indenture upon the Senior Indebtedness and the holders thereof with respect to the QUIDS and the holders thereof by a lawful plan of reorganization under applicable bankruptcy law), be paid by the Company or any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution, or by the holders of the QUIDS if received by them, directly to the holders of Senior Indebtedness (pro rata to each such holder on the basis of the respective amounts of Senior Indebtedness held by such holder) or their representatives, to the extent necessary to pay all Senior Indebtedness (including interest thereon) in full, in money or money's worth, after giving effect to any concurrent payments or distribution to or for the holders of Senior Indebtedness, before any payment or distribution is made to the holders of the indebtedness evidenced by the QUIDS. The consolidation of the Company with or the merger of the Company into another person or the liquidation or dissolution of the Company following the conveyance or transfer of its property as an entirety, or substantially as an entirety, to another person upon the terms and conditions provided in the Indenture shall not be deemed a dissolution, winding-up, liquidation or reorganization for these purposes.

     In the event that any payment or distribution of assets of the Company of any kind or character not permitted by the foregoing provisions, whether in cash, property or securities, shall be received by the holders of QUIDS before all Senior Indebtedness is paid in full, or provision made for such payment, in accordance with its terms, such payment or distribution shall be held in trust for the benefit of, and shall be paid over or delivered to, the holders of such Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full in accordance with its terms, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

     No payment on account of principal of or interest on the QUIDS shall be made unless full payment of amounts then due for principal, premium, if any, sinking funds and interest on any Senior Indebtedness has been made or duly provided for in money or money's worth in accordance with the terms of such Senior Indebtedness. No payment on account of principal or interest on the QUIDS shall be made if, at the time of such payment or immediately after giving effect thereto, (i) there shall exist a default in the payment of principal, premium, if any, sinking fund or interest with respect to any Senior Indebtedness, or
(ii) there shall have occurred an event of default (other than a default in the payment of principal, premium, if any, sinking funds or interest) with respect to any Senior Indebtedness, as defined therein or in the instrument under which the same is outstanding, permitting the holders thereof to accelerate the maturity thereof, and such event of default shall not have been cured or waived or shall not have ceased to exist.

SUBROGATION

     From and after the payment in full of all Senior Indebtedness, the holders of the QUIDS (together with the holders of any other indebtedness of the Company which is subordinate in right of payment to the payment in full of all Senior Indebtedness, which is not subordinate in right of payment to the QUIDS and which by its terms grants such right of subrogation to the holder thereof) shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets or securities of the Company applicable to the Senior Indebtedness until the QUIDS shall be paid in full, and, for the purposes of such subrogation, no such payments or distributions to the holders of Senior Indebtedness of assets or securities, which otherwise would have been payable or distributable to holders of the QUIDS, shall, as between the Company, its creditors other than the holders of Senior Indebtedness, and the holders of the QUIDS, be deemed to be a payment by the Company to or on account of the Senior Indebtedness, it being understood that these provisions of the Indenture are and are intended solely for the purpose of defining the relative rights of the holders of the QUIDS, on the one hand, and the holders of the Senior Indebtedness, on the other hand, and nothing contained in the Indenture is intended to or shall impair as between the Company, its creditors other than the holders of Senior Indebtedness, and the holders of the QUIDS, the obligation of the Company, which is unconditional and absolute, to pay to the holders of the QUIDS the principal of and interest on the QUIDS as and when the same shall become due and payable in accordance with their terms, or to affect the relative rights of the holders of the QUIDS and creditors of the Company other than the holders of the Senior Indebtedness, nor shall anything therein prevent the holder of any QUIDS from exercising all remedies otherwise permitted by applicable law upon default under such QUIDS subject to the rights of the holders of Senior Indebtedness to receive cash, property or securities of the Company otherwise payable or deliverable to the holders of the QUIDS or to a representative of such Holders, on their behalf.

     With respect to the QUIDS offered hereby, the term "Senior Indebtedness" is defined in the Indenture as (1) any Payment Obligation (as defined) of the Company in respect of any Indebtedness, directly or indirectly, created, incurred or assumed for borrowed money or in connection with the acquisition of any business, property or asset (including securities), other than any account payable or other indebtedness created, incurred or assumed in the ordinary course of business in connection with the obtaining of materials or services;
(2) any Payment Obligation of
the Company in respect of any lease that would be required to be classified and accounted for as a capital lease; (3) any Payment Obligation of the Company in respect of any interest rate exchange agreement, currency exchange agreement or similar agreement that provides for payment (whether or not contingent) over a period or term (including any renewals or extensions) longer than one year from the execution thereof; (4) any Payment Obligation of the Company in respect of any agreement relating to an acquisition (including a sale and buyback) or the lease (including a sale and leaseback) of real or personal property and that provides for payment (whether or not contingent) over a period or term (including any renewals or extensions) longer than one year from the execution thereof; (5) any Payment Obligation of any Subsidiary (as defined in the Indenture) or of others of the kind described in the preceding clauses (1) through (4) assumed or guaranteed by the Company or for which the Company is otherwise responsible or liable; and (6) any amendment renewal, extension or refunding of any of the foregoing Payment Obligations.

     The term "Payment Obligation", when used with respect to Senior Indebtedness, means an obligation stated in an agreement, instrument or lease to pay money (whether for principal, premium, interest, sinking fund, periodic rent, stipulated value, termination value, liquidated damages or otherwise), but excludes an obligation to pay money in respect of fees of, or as payment or reimbursement for expenses incurred by or on behalf of, or as indemnity for losses, damages, taxes or other indemnity claims of any kind owed to, any holder of Senior Indebtedness or other party to such agreement, instrument or lease. The Indenture does not restrict the amount of Senior Indebtedness that the Company may incur.

CONCERNING THE TRUSTEE

     Bankers Trust Company is the Trustee under the Indenture with respect to both collateralized and uncollateralized notes, including the QUIDS. Bankers Trust Company also serves as Trustee for the Company's Mortgage and Deed of Trust with respect to General and Refunding Mortgage Bonds.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following summary describes certain United States federal income tax consequences of the ownership of QUIDS as of the date hereof and sets forth in full the opinion of Brown & Wood LLP, special tax counsel to the Company, insofar as it relates to matters of law or legal conclusions. Except where noted, it deals only with QUIDS held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, life insurance companies, persons holding QUIDS as a part of a hedging or conversion transaction or a straddle, United States Holders (as defined below) whose "functional currency" is not the U.S. dollar, or Non-United States Holders (as defined below) who own (actually or constructively) ten percent or more of the combined voting power of all classes of voting stock of the Company, who are present in the United States or who have any other special status with respect to the United States. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in federal income tax consequences different from those discussed below. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF QUIDS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

UNITED STATES HOLDERS

     As used herein, a "United States Holder" of QUIDS means a holder that is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source or a trust if a court within the United States is able to exercise primary supervision of the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. A "Non-United States Holder" is a holder that is not a United States Holder.

Interest Income and Original Issue Discount

     Under applicable Treasury regulations (the "Regulations"), if the terms and conditions of a debt instrument make the likelihood that stated interest will not be timely paid a "remote" contingency, such contingency will be ignored in determining whether the debt instrument is issued with OID. The Company believes that the likelihood of its exercising its option to defer payments of interest on the QUIDS is remote, since exercising that option would prevent it from declaring dividends on any class of its stock. Based on the foregoing, the Company intends to take the position that the QUIDS were not issued with OID and, accordingly, a United States Holder should include in gross income only such United States Holder's pro rata share of stated interest on the QUIDS in accordance with such United States Holder's method of tax accounting.

     The Regulations have not yet been addressed in any rulings or other published interpretations by the Internal Revenue Service (the "IRS"). Accordingly, it is possible the IRS could take the position that the likelihood of deferral was not a remote contingency within the meaning of the Regulations.

     Under the Regulations, if the Company were to exercise its option to defer payments of interest after treating the QUIDS as issued without OID, the QUIDS would be treated as reissued with OID at that time, and all stated interest (and de minimis OID, if any) on the QUIDS would thereafter be treated as OID as long as the QUIDS remained outstanding. In such event, all of a United States Holder's income with respect to the QUIDS would be accounted for as OID on an economic accrual basis regardless of such United States Holder's method of tax accounting, and actual distributions of stated interest would not be includable in gross income. Consequently, a United States Holder would be required to include OID in gross income even though the Company would not make any actual cash payments during a Deferral Period.

     A United States Holder that disposed of QUIDS prior to the record date for the payment of interest following a Deferral Period would include OID in gross income but would not receive any cash related thereto from the Company. Any amount of OID included in a United States Holder's gross income (whether or not during a Deferral Period) would increase such United States Holder's tax basis in its QUIDS, and the amount of interest not includable in gross income would reduce such United States Holder's tax basis in its QUIDS.

Sale, Exchange and Retirement of the QUIDS

     Upon the sale, exchange or retirement of QUIDS, a United States Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange or retirement and the adjusted tax basis of the QUIDS. A United States Holder's adjusted tax basis in QUIDS will, in general, be the United States Holder's initial basis therefor, increased by any OID previously included in income by the United States Holder and reduced by any cash payments on the QUIDS. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement, the QUIDS have been held for more than one year. Under current law, net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

     The Taxpayer Relief Act of 1997 (the "1997 Tax Act") reduces the maximum rates on long-term capital gains recognized on capital assets held by individual taxpayers for more than eighteen months as of the date of disposition (and would further reduce the maximum rates on such gains in the year 2001 and thereafter for certain individual taxpayers who meet specified conditions). The capital gains rate for capital assets held by individual taxpayers for more than twelve months but less than eighteen months was not changed by the 1997 Tax Act. The 1997 Tax Act does not change the capital gain rates for corporations. Prospective investors should consult their own tax advisors concerning these tax law changes.

NON-UNITED STATES HOLDERS

     Under present United States federal income and estate tax law, and subject to the discussion below concerning backup withholding:

          (a) no withholding of United States federal income tax will be required with respect to the payment by the Company or any paying agent of principal or interest (which for purposes of this discussion includes OID) on QUIDS owned by a Non-United States Holder, provided (i) the beneficial owner is not a controlled foreign corporation that is related to the Company through stock ownership, (ii) the beneficial owner is not a bank whose receipt of interest on the QUIDS is described in section 881(c)(3)(A) of the Code and (iii) either (y) the beneficial owner certifies to the Company or its agent, under the penalties of perjury, that it is not a U.S. person, citizen or resident and provides its name and address or (z) a financial institution holding the QUIDS on behalf of the beneficial owner certifies, under penalties of perjury, that such statement has been received by it and furnishes the Company or its agent with a copy thereof;

          (b) no withholding of United States federal income tax will be required with respect to any gain or income realized by a Non-United States Holder upon the sale, exchange or retirement of QUIDS; and

          (c) QUIDS beneficially owned by an individual who at the time of death is a Non-United States Holder will not be subject to United States federal estate tax as a result of such individual's death, provided that the interest payments with respect to such QUIDS would not have been, if received at the time of such individual's death, effectively connected with the conduct of a trade or business by such individual in the United States.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, information reporting requirements will apply to certain payments of principal and interest paid and OID accrued, if any, on the QUIDS and to the proceeds of sale of the QUIDS made to United States Holders other than certain exempt recipients (such as corporations). United States Holders other than exempt recipients generally will receive information returns on IRS Form 1099-OID stating the amount of OID, if any, accrued on the QUIDS each year. A 31 percent backup withholding tax will apply to payments described in the preceding sentence if the United States Holder fails to provide a taxpayer identification number or certification of foreign or other exempt status or fails to report in full dividend and interest income.

     No information reporting or backup withholding will be required with respect to payments made by the Company or any paying agent to Non-United States Holders if a statement described in (a)(iii) under "Non-United States Holders" has been received and the payor does not have actual knowledge that the beneficial owner is a United States person.

     Payments of the proceeds from the sale by a Non-United States Holder of QUIDS made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is, for federal income tax purposes, a United States person, a controlled foreign corporation or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, such payments will not be subject to backup withholding but may be subject to information reporting. Such payment of the proceeds of the sale of QUIDS to or through the United States office of a broker is subject to information reporting and backup withholding unless the Non-United States Holder or the beneficial owner certifies as to its non-United States status or otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement relating to the QUIDS, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Goldman, Sachs & Co., A.G. Edwards & Sons, Inc., Morgan Stanley & Co. Incorporated and Smith Barney Inc. are acting as representatives, has severally agreed to purchase, the principal amount of QUIDS set forth opposite its name below:

                                                           PRINCIPAL AMOUNT
                       UNDERWRITER                             OF QUIDS
                       -----------                         ----------------
Goldman, Sachs & Co. ....................................    $
A.G. Edwards & Sons, Inc. ...............................
Morgan Stanley & Co. Incorporated........................
Smith Barney Inc. .......................................
BT Alex. Brown Incorporated..............................
CIBC Oppenheimer Corp. ..................................
EVEREN Securities, Inc...................................
First of Michigan Corporation............................
McDonald & Company Securities, Inc. .....................
Prudential Securities Incorporated.......................
SBC Warburg Dillon Read Inc. ............................
Blaylock & Partners, L.P. ...............................
J.C. Bradford & Co. .....................................
Cowen & Company..........................................
Crowell, Weeden & Co. ...................................
Dain Rauscher Wessels, A Division of Dain Rauscher
  Incorporated...........................................
Fahnestock & Co. Inc. ...................................
J.J.B. Hilliard, W.L. Lyons, Inc. .......................
Interstate/Johnson Lane Corporation......................
Janney Montgomery Scott Inc. ............................
Legg Mason Wood Walker Incorporated......................
McGinn, Smith & Co., Inc. ...............................
Morgan Keegan & Company, Inc. ...........................
National Financial Services Corporation..................
The Ohio Company.........................................
Olde Discount Corporation................................
Piper Jaffray Inc. ......................................
Raymond James & Associates, Inc. ........................
The Robinson-Humphrey Company, LLC.......................
Muriel Siebert & Co., Inc. ..............................
Sutro & Co. Incorporated.................................
Tucker Anthony Incorporated..............................
Fleet Securities Inc.....................................
Wedbush Morgan Securities................................
Wheat First Securities, Inc. ............................
                                                             ------------
     Total...............................................    $100,122,300
                                                             ============

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the QUIDS, if any are taken.

     The Underwriters propose to offer the QUIDS in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and to certain securities dealers at such price less a concession not in excess of $ per QUIDS. The Underwriters may allow, and such dealers may reallow, a concession not in excess
of $     per QUIDS to certain brokers and dealers. After the QUIDS are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     In connection with the offering of the QUIDS, the Underwriters may purchase and sell the QUIDS in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the QUIDS; and syndicate short positions involve the sale by the Underwriters of a greater number of QUIDS than they are required to purchase from the Company. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the QUIDS sold for their account may be reclaimed by the syndicate if such QUIDS are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the QUIDS, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     The QUIDS are a new issue of securities with no established trading market. The QUIDS are expected to be approved for listing on the NYSE. Trading of the QUIDS on the NYSE is expected to commence within a thirty-day period after the initial delivery of the QUIDS. No assurance can be given as to the liquidity of the trading market for the QUIDS.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL OPINIONS

     The validity of the QUIDS will be passed upon for the Company by Christopher C. Nern, Esq., Vice President and General Counsel of the Company, and for the Underwriters by Brown & Wood LLP. Brown & Wood LLP, special tax counsel to the Company, has passed upon certain United States federal income tax considerations with respect to the QUIDS.

PROSPECTUS

                                  $165,000,000

                           THE DETROIT EDISON COMPANY
                                DEBT SECURITIES
                            ------------------------

    The Detroit Edison Company (the "Company") intends from time to time to issue up to $165,000,000 aggregate principal amount of its debt securities ("Debt Securities") in one or more series of (i) senior Debt Securities ("Senior Debt Securities"), consisting of (A) General and Refunding Mortgage Bonds (the "Mortgage Bonds"), (B) other Senior Debt Securities secured by Mortgage Bonds, which may consist of (x) Senior Debt Securities with interest rates which may be periodically established by a remarketing agent selected by the Company ("Remarketed Notes"), or (y) any other Senior Debt Security (together with the Remarketed Notes, the "Secured Debt Securities"), (ii) unsecured Debt Securities, which may be senior ("Senior Unsecured Debt Securities") or subordinated ("Subordinated Debt Securities," and, together with the Senior Unsecured Debt Securities, "Unsecured Debt Securities") and may include unsecured Remarketed Notes, or any combination of the foregoing, at an aggregate initial offering price not to exceed $165,000,000, at prices and on terms to be determined at or prior to the time of sale. The specific designation, aggregate principal amount, maturity, interest rate or method for determining interest rate, method of distribution, ranking as senior debt or subordinated debt, description of the security securing such debt security, if any, any remarketing or refunding provisions, and exchangeability, conversion, redemption, prepayment or sinking fund provisions and any other variable terms with regard to the Debt Securities in respect of which this Prospectus will be delivered will be set forth in an accompanying Prospectus Supplement. Unless otherwise provided, Debt Securities will bear interest at an initial rate per annum for an initial period as set forth in the applicable Prospectus Supplement.

    The Subordinated Debt Securities will be subordinate to all existing and future Senior Indebtedness, each as defined herein. See "Description of Debt Securities -- Provisions Applicable to Subordinated Debt Securities." As of March 31, 1998, the aggregate amount of Senior Indebtedness of the Company was approximately $3.7 billion.

    Unless otherwise specified herein or in the applicable Prospectus Supplement, Debt Securities will be issued in fully registered book-entry form and will be registered in the name of The Depository Trust Company, as depositary ("DTC"), or its nominee. Interests in the Debt Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Debt Securities will not be issuable as certificated securities except as specified herein or in the applicable Prospectus Supplement. See "DTC Book-Entry-Only System."

    Payment of principal of and interest on the Debt Securities will be made to DTC so long as DTC or its nominee is the registered owner of the Debt Securities. The disbursement of such payments to beneficial owners of the Debt Securities ("Beneficial Owners") will be the responsibility of the DTC Participants and the Indirect Participants, all as defined and more fully described in this Prospectus under the caption "DTC Book-Entry-Only System."

    Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will be subject to redemption at the option of the Company prior to maturity as set forth herein and in the applicable Prospectus Supplement. See "Description of Debt Securities." The applicable Prospectus Supplement will also contain information, where applicable, concerning certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Debt Securities covered by such Prospectus Supplement.

    This Prospectus, appropriately supplemented, may also be delivered in connection with any remarketing of Remarketed Notes.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                             ---------------------

    The Debt Securities may be sold directly by the Company to one or more institutional purchasers, through agents designated from time to time, through dealers or underwriters or through any combination of the above. If any agents of the Company or any underwriters are involved in the sale of the Debt Securities, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in the Prospectus Supplement. See "Plan of Distribution" for indemnification arrangements which the Company is prepared to make available to underwriters and agents for the sale of the Debt Securities.

                             ---------------------

                 The date of this Prospectus is April 28, 1998.

     CERTAIN PERSONS PARTICIPATING IN AN OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBT SECURITIES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH SUCH OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 ("1934 Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Such reports, proxy statements and other information concerning the Company can be inspected and copied at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Chicago, Illinois 60611 and 7 World Trade Center, New York, New York 10048 and copies of such material can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. In addition, the SEC maintains a Web site that contains reports, proxy and other information regarding registrants, such as the Company, that file electronically with the SEC. The address of such Web site is http://www.sec.gov. The address of the Company's principal executive offices and its telephone number are 2000 Second Avenue, Detroit, Michigan 48226 and (313) 235-8000.

     The Company has filed with the SEC a Registration Statement under the Securities Act of 1933 with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. The information so omitted may be obtained from the SEC's principal office in Washington, D.C. upon payment of the fees prescribed by the SEC.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, heretofore filed by the Company with the SEC pursuant to the 1934 Act, are hereby incorporated in this Prospectus by reference:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997.

          2. DTE Energy Company's definitive proxy statement, dated March 17, 1998, in connection with its April 27, 1998 Annual Meeting of Common Stock Shareholders.

          3. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

     All reports and definitive proxy or information statements filed pursuant to Section 13, 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities offered by the Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge, upon the written or oral request of any person to whom a copy of the Prospectus has been delivered, a copy of any or all of the documents referred to above which are incorporated in this Prospectus by reference, other than exhibits to such documents. Requests should be directed to Susan M. Beale, Vice President and Corporate Secretary, The Detroit Edison Company, 2000 Second Avenue, Detroit, Michigan 48226; (313) 235-8000.

                                  THE COMPANY

GENERAL

     The Company, incorporated in Michigan since 1967, is a regulated public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in a 7,600 square mile are in Southeastern Michigan. The Company's service area includes about 13% of Michigan's total land area and about half of its population (approximately five million people). The Company's residential customers reside in urban and rural areas, including an extensive shoreline along the Great Lakes and connecting waters.

DTE ENERGY COMPANY

     DTE Energy Company ("DTE Energy"), a Michigan corporation incorporated in 1995, is an exempt holding company under the Public Utility Holding Company Act. As a result of the 1996 corporate restructuring, DTE Energy became the parent holding company of the Company and certain previously wholly-owned Company subsidiaries. DTE Energy has no significant operations of its own. The Company is DTE Energy's principal operating subsidiary, representing approximately 96% and 97% of DTE Energy's assets and revenues, respectively, at December 31, 1997.

                                USE OF PROCEEDS

     The Company is offering hereby a maximum of $165,000,000 aggregate principal amount of its Debt Securities. Net proceeds from the sale of the Debt Securities will be used to refund or replace funds utilized by the Company for the purpose of meeting debt and preferred stock refundings (including optional redemptions).

                               REGULATORY MATTERS

     Federal and state legislators and regulators are working to introduce competition and customer choice into the generation segment of the electric public utility industry, believing that competition will lead to reduced electric rates and stimulate economic growth. The Company has been voluntarily participating in these efforts. Traditional utility services are being unbundled, with many of such services becoming non-regulated; and a demand is being created for new energy-related services.

     There are ongoing Michigan legislative, judicial and administrative proceedings considering the deregulation of the generation segment of the Michigan electric public utility industry, among other things. The Company is not able to predict the outcome or timing of these proceedings.

     In October 1997, the Michigan Public Service Commission ("MPSC") issued a series of Orders, with one of the three MPSC Commissioners dissenting, which provided for a competitive direct access program for the Company. These Orders did not provide a definitive basis for the Company to recover its potentially stranded costs, substantially all of which costs were fully litigated in previous rate proceedings before the MPSC. On January 14, 1998, in response to motions for rehearing, the MPSC, with one Commissioner dissenting, issued a Restructuring Order. In this Order, the MPSC expressed its long-standing view (disputed by the Company) that it has authority under Michigan state law to establish a mandatory direct access program. The Order established a phase-in schedule for open access, providing for the Company to implement the program in incremental blocks of 225 megawatts in March and June 1998 and January 1999, 2000 and 2001, with all remaining customers having the option of choosing open access service on January 1, 2002. Portions of the program are subject to the final approvals of the Federal Energy Regulatory Commission ("FERC"). Using an estimated market price for power of 2.9 cents per kilowatt-hour, the MPSC found that the Company's stranded costs were $2.48 billion and that a transition charge of 1.25 cents per kilowatt-hour was appropriate. The Company is uncertain whether the transition charge will be sufficient to recover its stranded costs. A securitization charge was not established, with the MPSC indicating that such a determination should await enabling state legislation. The MPSC also determined that the Company's Power Supply Cost Recovery ("PSCR") should be suspended one month after open access load reaches 225 megawatts and that open access customers should have rates providing for the collection of nuclear decommissioning and site security charges.

     The provisions of the October 1997 Orders providing for an annual proceeding for stranded cost recovery true-up based upon the actual price paid by direct access customers and the limitation of reciprocity prior to completion of the phase-in period only to utilities and utility affiliates remained unchanged by the Restructuring Order.

     On January 20, 1998, the Michigan Court of Appeals ruled that the MPSC had sufficient statutory authority under Michigan law to authorize an experimental retail wheeling program. On February 10, 1998, the Company requested the Michigan Supreme Court to grant leave to appeal the January 20, 1998, Michigan Court of Appeals decision.

     On February 11, 1998, the MPSC issued an order directing the Company to file its retail access tariff by February 25, 1998, and also directed the MPSC Staff to begin discussions to amicably resolve implementation issues. In its February 25, 1998 filing of the retail access tariffs, the Company indicated that several preconditions must be met prior to beginning direct access, including assurance of stranded cost recovery through a statewide true-up mechanism, and a base rate freeze. Several parties have filed objections to the Company's retail access tariff and the preconditions.

     The Company filed in March 1998 to suspend the PSCR clause and to set the Fermi 2 Performance Standard adjustment at zero.

     On April 6, 1998, the Company submitted a Draft Customer Choice Implementation Plan to the MPSC Staff. The draft plan outlines the guidelines and processes necessary to successfully implement retail access in the State of Michigan. Key aspects of this Plan include: rules for supplier and customer participation, an explanation of the tasks and processes involved in changing the Company's business practices to accommodate customer choice, and a description of an awareness and education campaign to educate employees, customers, and others on the basics of customer choice. The MPSC Staff has initiated a series of three public forums to discuss the draft implementation plans of the Company.

     On April 14, the MPSC issued an order granting the Company's March 31, 1998 request to waive competitive bidding for Connors Creek and restart the plant. Based on a 1995 case, the MPSC concluded that the Company has a need for at least 417 MW of additional capacity in 1998, 570 MW of additional capacity in 1999, and additional capacity in future years. The MPSC reiterated findings from an earlier order which directed the Company to implement a retail wheeling experiment covering 90 MW of load once the utility required additional capacity. The order indicated that if the Company fails to take reasonable actions to provide adequate supplies for its customers, then the MPSC will make corresponding adjustments to the utility's authorized rate of return to reflect actual service quality. In an April 24, 1998 informational filing with the MPSC, the Company has proposed customer options that will assist in meeting customer demand this summer. The Company also proposed an experimental program permitting certain industrial customers with interruptible service to secure their own backup power during the summer peak periods in 1998 and 1999. The filing also suggests that large customers may be permitted to negotiate for reduced usage under a capacity release program. The Company declined to implement the 90 MW retail wheeling experiment for the reason that it would not contribute to meeting the capacity need.

     The Company is continuing to hold discussions with the MPSC, the Michigan legislature and other interested parties on all of the above matters.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The Company's ratios of earnings to fixed charges* were as follows for the respective periods indicated:

                          YEAR ENDED DECEMBER 31
THREE MONTHS ENDED   --------------------------------
  MARCH 31, 1998     1997   1996   1995   1994   1993
------------------   ----   ----   ----   ----   ----
       3.17          3.24   2.71   3.21   3.13   3.25

-------------------------
* For the purpose of computing this ratio, earnings represent net income, (including accretion income and deferred Fermi 2 depreciation, amortization and return) before deducting income taxes and fixed charges. Fixed charges represent total interest charges, interest factor of rents and amortization or debt discount, premium and expense. See Note 1 of Notes to Consolidated Financial Statements appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 for a description of accretion income and deferred Fermi 2 depreciation, amortization and return.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The Debt Securities, other than General and Refunding Mortgage Bonds, are to be issued under an indenture dated as of June 30, 1993, as supplemented, and Supplemental Indentures creating each applicable series of Debt Securities between the Company and Bankers Trust Company, as trustee (the "Trustee") (together, the "Indenture").

     The General and Refunding Mortgage Bonds (the "Mortgage Bonds") are to be issued under and secured by, the Mortgage and Deed of Trust dated as of October 1, 1924 between the Company and Bankers Trust Company, as trustee (the "Mortgage Trustee"), as amended and supplemented by various supplemental indentures (the "Mortgage") and as to be further amended and supplemented by one or more supplemental indentures creating the Mortgage Bonds. Each series of secured Remarketed Notes and any other Secured Debt Securities will be secured as to payment of principal, interest and premium, if any, by Mortgage Bonds.

     The Debt Securities to be offered by this Prospectus are limited to $165,000,000 aggregate principal amount. However, the Indenture does not limit the amount of securities which can be issued thereunder and provides that additional securities of any series may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. See "Provisions Applicable to General and Refunding Mortgage Bonds -- Issuance of Additional Bonds" herein for information regarding limitations on the amount of Mortgage Bonds issuable under the Mortgage.

     Unless otherwise indicated herein or in the applicable Prospectus Supplement, the Debt Securities will be issued in denominations of $1,000 and integral multiples thereof.

     Copies of the Indenture and the Mortgage are filed as exhibits to the Registration Statement of which this Prospectus is a part. The summaries herein are summaries of certain provisions of the Indenture and the Mortgage and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and the Mortgage, including the definition therein of certain terms. The following summaries set forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered, will be described in the Prospectus Supplement relating to such Debt Securities.

PROVISIONS APPLICABLE TO ALL DEBT SECURITIES

GENERAL

     Reference is made to the Prospectus Supplement that accompanies this Prospectus for the following terms, to the extent permitted by the Indenture or the Mortgage, as the case may be, and other information with respect to the Debt Securities being offered thereby: (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities; (ii) the percentage of their principal amount at which such Debt Securities will be issued; (iii) the date (or the manner of determining or extending the date or dates) on which the principal of such Debt Securities will be payable; (iv) the terms for conversion or exchange, if any, of the Debt Securities; (v) the classification as Senior Debt Securities, including as Remarketed Notes or Mortgage Bonds, or as Subordinated Debt Securities; (vi) whether such Debt Securities will be issued in fully registered form or in bearer form or any combination thereof;
(vii) whether such Debt Securities will be issued in the form of one or more global securities and whether such global securities are to be issuable in a temporary global form or permanent global form; (viii) if other than U.S. dollars, the currency or currencies or currency unit or units for which Debt Securities may be denominated and purchased and the currency or currencies or currency units in which principal, premium (if any) and any interest may be payable; (ix) if the currency for which Debt Securities may be purchased or in which principal, premium (if any) and any interest may be payable is at the election of the Company or the purchaser, the manner in which such an election may be made and the terms of such election; (x) the rate per annum at which such Debt Securities will bear interest, if any, or the method of determination of such rate; (xi) the dates on which such interest, if any, will be payable, or the method of determining such dates; (xii) the option of the Company, if any, to defer interest payments, and the terms and conditions of such interest deferral provisions; (xiii) any mandatory or optional sinking fund, redemption or other similar terms; (xiv) if the Debt Securities are Secured Securities, a ranking of such series with other securities of the Company; (xv) any index or other method used to determine the amount of payments of principal, premium (if any) and interest, if any, on such Debt Securities; (xvi) if a trustee other than Bankers Trust Company of New York is named for such Debt Securities, the name of such trustee; and (xvii) any other specific terms of the Debt Securities. All Debt Securities of any one series need not be issued at the same time and all the Debt Securities of any one series need not bear interest at the same rate or mature on the same date.

     If any of the Debt Securities are sold for foreign currencies or foreign currency units or if the principal of, premium, if any, or interest, if any, on any series of Debt Securities is payable in foreign currencies or foreign currency units, the restrictions, elections, tax consequences, specific terms and other information with respect to such issue of Debt Securities and such currencies or currency units will be set forth in an applicable Prospectus Supplement relating thereto.

PROVISIONS APPLICABLE TO GENERAL AND REFUNDING MORTGAGE BONDS

GENERAL

     The Mortgage Bonds, which may be issued hereunder or one of which may secure the Company's obligations with respect to a series of Secured Debt Securities, are to be issued under and secured by the Mortgage. A copy of the Mortgage is filed as an exhibit to the Registration Statement of which this Prospectus is a part, and reference is hereby made to the Mortgage for full and complete statements of the provisions thereof, including the definitions of certain terms used, and for other information with respect to the Mortgage Bonds.

     The following statements concerning the Mortgage Bonds and the Mortgage are brief summaries of certain provisions contained in the Mortgage. They do not purport to be complete and are qualified in their entirety by reference to the Mortgage as noted below.

SINKING FUND PROVISIONS AND COLLATERAL

     The Mortgage contains no sinking fund or other similar restrictive requirements.

     The bonds of Series KKP No. 10-15, 1989 Series BP, 1989 Series BP No. 2, 1991 Series AP, 1991 Series BP, 1991 Series CP, 1991 Series DP, 1991 Series EP, 1991 Series FP, 1992 Series AP, 1992 Series BP, 1992 Series CP, 1993 Series AP, 1993 Series FP, 1993 Series IP, 1994 Series AP and 1994 Series BP, 1995 AP and 1995 BP were issued as security for revenue bonds. The bonds of 1993 Series H, 1993 Series K and 1994 Series C were issued as security for the Company's Remarketed Secured Notes 1993 Series A Due 2028, 1993 Series B due 2033, and 1994 Series C due 2034, respectively. Such bonds contain provisions which correspond to the revenue bonds or notes they collateralize in respect of principal amounts, interest rates, maturity dates and redemption. All payments of interest on, and reductions of the principal amounts of, such revenue bonds or notes will be credited as payments to, or will give rise to reductions of principal amounts of, the corresponding bonds issued under the Mortgage.

FORM AND DENOMINATIONS OF MORTGAGE BONDS; BOOK-ENTRY BONDS

     The Mortgage Bonds may be issued in whole or in part in the form of one or more Global Securities that shall be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC") or such other Depositary as may be specified, and registered in the name of a nominee of the Depositary ("Book-Entry Bonds"). See "DTC Book-Entry Only System." Otherwise, the Mortgage Bonds will be issued only in fully registered form in denominations of $1,000 or any authorized multiple thereof. Mortgage Bonds of any denomination will be exchangeable without charge (except for stamp taxes and other governmental charges) for Mortgage Bonds of the same series of other denominations.

PRIORITY AND SECURITY

     The Mortgage Bonds will rank equally as to security with all mortgage bonds of all other series outstanding under the Mortgage except insofar as any sinking, improvement or analogous fund may be deemed to afford additional security for the bonds of any series and except that, as provided in Section 3 of Article VI of the Mortgage, the Mortgage Trustee may, when in possession during a default, apply any residue of collections to payment of principal of such bonds as are then due if all of the bonds have not become due.

     The Company has good and marketable title to all properties standing of record in its name (which include all of those properties, except pollution control facilities standing in the names of certain municipalities which are being sold to the Company pursuant to installment sales contracts and the undivided ownership interest of the Michigan Public Power Agency in a portion of the Belle River Power Plant, on which its principal plants, generating stations and substations are erected and on which its general office and service buildings are constructed and all other important parcels of real estate and improvements thereon), subject to the lien of the Mortgage and subject to minor exceptions, defects, irregularities and deficiencies which, in the opinion of the Company, do not materially impair the use of such property, and has adequate rights to maintain and operate such of its transmission and distribution facilities as are located on public or other property. The Mortgage is a first lien (subject only to excepted encumbrances as described in the Mortgage) on substantially all of the Company's properties and franchises and will (subject to the necessity for particular filings and recordings in the case of certain personal property) constitute a first lien on any such properties hereafter acquired by the Company, except that (i) after-acquired property will be subject to prior liens and encumbrances, if any, existing when acquired by the Company,
(ii) the Mortgage will not become a lien upon after-acquired real property in a new county until it has been duly filed and recorded, and (iii) the Mortgage may not be effective as to property acquired subsequent to the filing of a bankruptcy proceeding with respect to the Company.

ISSUANCE OF ADDITIONAL BONDS

     Additional bonds may be issued under the Mortgage (Article III) on the basis of retirements of equal amounts of bonds or prior lien bonds; deposit of cash with the Mortgage Trustee; and 60% of property additions; provided that (in the case of the issue of bonds upon the basis of property additions or the deposit of cash) the earnings of the Company (after all taxes) available for interest and reserves, including depreciation, for any consecutive twelve-month period within the immediately preceding fifteen months shall have been at least one and three-quarters times the annual interest charges on all bonds then outstanding under the Mortgage, all bonds then applied for, and all prior lien bonds if there are any outstanding. Cash deposited with the Mortgage Trustee as the basis for the issuance of additional bonds may be withdrawn by the Company up to an amount equal to the aggregate principal amount of bonds to the authentication and delivery of which the Company shall have become entitled on the basis of property additions, or equal to the aggregate principal amount of bonds theretofore authenticated and delivered under the Mortgage which are delivered to the Mortgage Trustee for cancellation (Article III, Section 7).

     At March 31, 1998, $1.6 billion of Mortgage Bonds could have been issued on the basis of bond retirements.

RELEASE PROVISIONS

     The Company may, in the ordinary course of business, use and consume materials and equipment and may alter, repair, replace, change location or position of and add to plants, buildings, machinery and other fixtures without notice to the bondholders. Leases and contracts may be entered into, terminated or altered, and materials, equipment and supplies may be sold, exchanged or otherwise disposed of, free from the lien of the Mortgage, all in the ordinary course of business (Article X, Sections 1 and 2); the Company may also surrender or modify its franchises or sell or exchange any other part of its property upon compliance with the Mortgage requirements (Article X, Sections 3 and 4; Article XA, Section 2); and the Mortgage Trustee is required to report annually to the bondholders with respect to any release, or release and substitution of property (Article XII, Section 7).

MODIFICATION

     The Mortgage and the rights and obligations of the Company and of the bondholders may be modified with the consent of the Company and of the holders of 85% of the principal amount of bonds outstanding; provided that no such modification may permit any change in the terms of payment of principal or interest of any bond without the consent of the holder thereof, nor permit the creation of any lien ranking prior to or on a parity with the lien of the Mortgage with respect to any property mortgaged thereunder, nor reduce the percentage of bondholders necessary to consent to such modification (Article
XV). The Mortgage also provides that the Company and the Mortgage Trustee may enter into supplemental indentures for various purposes, adding to or not detracting from the undertakings of the Company, and that any supplemental indenture shall, insofar as may be required by the provisions of the Trust Indenture Act of 1939 as then in effect, comply with the provisions of that Act (Article XVI).

EVENTS OF DEFAULT AND REMEDIES

     The following events of default are applicable to the Mortgage Bonds: failure to pay interest when due on the Mortgage Bonds, continued for 90 days; failure to pay principal of the Mortgage Bonds when due; failure to pay interest on outstanding underlying or prior lien Mortgage Bonds when due, continued for 90 days; failure to pay principal on such bonds when due; failure to perform or observe covenants, agreements or conditions contained in the Mortgage, continued for 90 days after notice of default; and insolvency or adjudication of bankruptcy or appointment of a receiver not revoked within 90 days (Article VI, Section 2).

     The Company is required to furnish to the Mortgage Trustee an opinion of counsel as to recordation of each supplemental indenture and an annual opinion as to recording, filing, re-recording and re-filing of the Mortgage and supplements thereto (Article XA, Section 3). The Company is also required to furnish to the Mortgage Trustee an annual certificate of its officers as to compliance with certain provisions of the Mortgage (Article V, Section 19).

     The holders of a majority in principal amount of the Mortgage Bonds have the right to direct the method and place of conducting all proceedings for the sale of the trust estate, foreclosure or appointment of a receiver or other proceedings under the Mortgage (Article VI, Section 15); holders of not less than a majority in principal amount, upon providing reasonable security and indemnity to the Mortgage Trustee, can require the Mortgage Trustee to take action toward the execution or enforcement of the trusts created by the Mortgage (Article VI, Section 16; Article XII, Section 1(b)(8)).

PROVISIONS APPLICABLE TO ALL DEBT SECURITIES OTHER THAN MORTGAGE BONDS

     The Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. See "Certain United States Federal Income Tax Considerations" herein. Federal income tax consequences and special considerations applicable to any such series may also be described in the Prospectus Supplement relating thereto.

     The Debt Securities may be issued in one or more series with the same or various maturities. (Section 301) Debt Securities may be issued solely in fully registered form without coupons ("Registered Securities"), solely in bearer form with or without coupons ("Bearer Securities"), or both as Registered Securities and Bearer Securities. (Section 301) Registered Securities may be exchangeable for other Debt Securities of the same series, registered in the same name, for a like aggregate principal amount in authorized denominations and will be transferable at any time or from time to time at the aforementioned office. No service charge will be made to the Holder for any such exchange or transfer except for any tax or governmental charge incidental thereto. If Debt Securities of any series are issued as Bearer Securities, the Prospectus Supplement will contain any restrictions applicable to the offer, sale or delivery of Bearer Securities and the terms upon which Bearer Securities of the series may be exchanged for Registered Securities of the series and, if permitted by applicable laws and regulations, the terms upon which Registered Securities of the series may be exchanged for Bearer Securities of the series, whether such Debt Securities are to be issuable in permanent global form with or without coupons and, if so, whether beneficial owners of interests in any such permanent global security may exchange such interests for Debt Securities of such series and the circumstances under which any such exchanges may occur.

     Unless otherwise specified in the applicable Prospectus Supplement, principal and interest, if any, on the Debt Securities offered thereby are to be payable at the office or agency of the Company maintained for such purposes in the city where the principal corporate trust office of the Trustee is located, and will initially be the principal corporate trust office of the Trustee, provided that payment of interest, if any, may be made (subject to collection) at the option of the Company by check mailed to the persons in whose names the Debt Securities are registered at the close of business on the day specified in the Prospectus Supplement accompanying this Prospectus.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

     Debt Securities will be exchangeable for other Debt Securities of the same series and of like tenor, of any authorized denominations and of a like aggregate principal amount and Stated Maturity (as defined in the Indenture). Debt Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of the Trustee or at the office of any transfer agent designated by the Company for such purpose, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the books of the Trustee or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. (Section 305)

     In the event of any redemption of Debt Securities, the Company shall not be required to: (i) issue, register the transfer of or exchange such Debt Securities during a period beginning at the opening of business 15 days before any selection of such Debt Securities to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; or (ii) register the transfer of or exchange any such Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any such Debt Security being redeemed in part. (Section 305)

SATISFACTION AND DISCHARGE

     The Company shall be deemed to have paid and discharged the indebtedness on all the Debt Securities of a series and the Trustee shall execute instruments acknowledging the satisfaction and discharge of such indebtedness and, if applicable, shall pay, or assign or transfer and deliver to the Company the related Mortgage Bond which has been held as security for the Debt Securities of such series if (1) (i) the Company has deposited or caused to be deposited with the Trustee an amount sufficient to pay and discharge the entire indebtedness on all outstanding Debt Securities of such series for principal (and premium, if any) and interest to the Stated Maturity or any Redemption Date, as the case may be; or (ii) the Company has deposited or caused to be deposited with the Trustee such amount of direct noncallable obligations of, or noncallable obligations the payment of principal of and interest on which is fully guaranteed by, the United States of America maturing as to principal and interest in such amounts and at such times as will, without consideration of any reinvestment thereof, be sufficient to pay and discharge the entire indebtedness on all outstanding Debt Securities of such series for principal (and premium, if any) and interest to the Stated Maturity or any Redemption Date, as the case may be; and (2) the Company has paid or caused to be paid all other sums payable with respect to the Debt Securities of such series. (Section 503)

EVENTS OF DEFAULT

     Any one of the following events will constitute an Event of Default under the Indenture with respect to the Debt Securities of any series: (a) failure to pay any interest on any Debt Security of such series when due, continued for 30 days; (b) failure to pay principal of (or premium, if any) on the Debt Securities of such series when due; (c) failure to perform any other covenant or warranty of the Company in the Indenture (other than a covenant or warranty included in the Indenture solely for the benefit of a series of securities other than the Debt Securities), continued for 60 days after written notice as provided in the Indenture; and (d) certain events of bankruptcy, insolvency or reorganization involving the Company. (Section 601)

     If an Event of Default with respect to the Debt Securities of any series occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series by notice as provided in the Indenture may declare the principal amount of such Debt Securities to be due and payable immediately. At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the Trustee, and subject to applicable law and certain other provisions of the Indenture, the holders of a majority in aggregate principal amount of the Debt Securities of such series may, under certain circumstances, rescind and annul such acceleration. (Section 602)

     The Indenture provides that within 90 days after the occurrence of any Event of Default thereunder with respect to the Debt Securities of any series, the Trustee shall transmit, in the manner set forth in the Indenture, notice of such Event of Default to the holders of the Debt Securities of such series unless such Event of Default has been cured or waived; provided, however, that except in the case of a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series, the Trustee may withhold such notice if and so long as the board of directors, the executive committee or a trust committee of directors or Responsible Officers of the Trustee has in good faith determined that the withholding of such notice is in the interest of the holders of Debt Securities of such series. (Section 701)

     If an Event of Default occurs and is continuing with respect to the Debt Securities of any series, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the holders of Debt Securities of such series by all appropriate judicial proceedings. (Section 603)

     The Indenture provides that, subject to the duty of the Trustee during any default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of Debt Securities, unless such holders shall have offered to the Trustee reasonable indemnity. (Section 702) Subject to such provisions for the indemnification of the Trustee, and subject to applicable law and certain other provisions of the Indenture, the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of a series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of such series. (Section 612)

MODIFICATION AND WAIVER

     Modification and amendments of the Indenture may be made by the Company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the Debt Securities of each series affected thereby; provided, however, that no such modification or amendment may, without the consent of the holder of each Debt Security effected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Securities, (b) reduce the principal amount of, or premium or interest on, any Debt Securities, (c) change the coin or currency in which any Debt Securities or any premium or any interest thereon is payable, (d) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity of any Debt Securities (or, in the case of redemption, on or after the Redemption Date), (e) reduce the percentage and principal amount of the outstanding Debt Securities, the consent of whose holders is required in order to take certain actions, (f) change any obligation of the Company to maintain an office or agency in the places and for the purposes required by the Indenture, or (g) modify any of the above provisions.(Section 1002)

     The holders of at least 66 2/3% in aggregate principal amount of Debt Securities of any series may, on behalf of the holders of all Debt Securities of such series, waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1109) The holders of not less than a majority in aggregate principal amount of Debt Securities of any series may, on behalf of all holders of Debt Securities of such series, waive any past default and its consequences under the Indenture with respect to the Debt Securities of such series, except a default (a) in the payment of principal of (or premium, if any) or any interest on any Debt Security of such series or (b) in respect of a covenant or provision of the Indenture that cannot be modified or amended without the consent of the holder of each Debt Security of any series. (Section
613)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company may, without the consent of the holders of the Debt Securities, consolidate or merge with or into, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person that is a corporation, partnership or trust organized and validly existing under the laws of any domestic jurisdiction, or may permit any such Person to consolidate with or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, provided that any successor Person assumes the Company's obligations on the Debt Securities and under the Indenture, that after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and that certain other conditions are met. (Section 901)

CONCERNING THE TRUSTEE

     Bankers Trust Company is the Trustee under the Indenture. Bankers Trust Company also serves as Mortgage Trustee under the Mortgage.

PROVISIONS APPLICABLE TO REMARKETED NOTES

SECURITY

     Unless otherwise set forth in the applicable Prospectus Supplement, each series of Remarketed Notes will be secured as to payment of principal, interest and premium, if any, by Mortgage Bonds, pledged to the Trustee for the benefit of the holders of the Remarketed Notes. See "Provisions Applicable to Remarketed Notes -- Security; Pledge of Mortgage Bond" and "Provisions Applicable to General and Refunding Mortgage Bonds."

INTEREST

     General. The Remarketed Notes will initially bear interest at a rate per annum and for such period as will be set forth in the Prospectus Supplement relating thereto (the "Initial Interest Rate"). Thereafter, each Remarketed Note will bear interest at the Company's option in either the Commercial Paper Term Mode (as defined below) or the Long Term Rate Mode (as defined below and, together with the Commercial Paper Term Mode, the "Interest Rate Modes"). Unless otherwise indicated in the applicable Prospectus Supplement, each Remarketed Note may bear interest in the same or a different Interest Rate Mode and other terms from other Remarketed Notes. The interest rate for Remarketed Notes will be established periodically as described herein by a Remarketing Agent selected by the Company (the "Remarketing Agent"). If so provided in a Prospectus Supplement hereto, the Company also may appoint one or more Standby Remarketing Agents for any Remarketing Agent (each, a "Standby Remarketing Agent") on the terms described in such Prospectus Supplement and this Prospectus.

     Unless otherwise indicated in the applicable Prospectus Supplement, interest will be payable on any Remarketed Note (i) bearing interest at the Initial Interest Rate, on the date or dates set forth in the applicable Prospectus Supplement; (ii) for any Interest Rate Period in the Commercial Paper Term Mode, on the Interest Rate Adjustment Date commencing the next succeeding Interest Rate Period for such Remarketed Note and on such other dates (if any) as will be established upon conversion of such Remarketed Note to the Commercial Paper Term Mode or upon remarketing of the Remarketed Note in a new Interest Rate Period in the Commercial Paper Term Mode; and (iii) in the Long Term Rate Mode, no less frequently than semiannually on such dates as will be established upon conversion of such Remarketed Note to the Long Term Rate Mode (or upon remarketing of the Remarketed Note in a new Interest Rate Period in the Long Term Rate Mode) and set forth in the applicable Remarketed Note in the case of a fixed interest rate, or as described below under "Floating Interest Rates" in the case of a floating interest rate, and on the Interest Rate Adjustment Date commencing the next succeeding Interest Rate Period (each such date, an "Interest Payment Date"). Such interest will be payable to the holder thereof as of the related Record Date (the "Record Date"), which, for any Remarketed Note
(x) bearing interest at the Initial Interest Rate is the date or dates set forth in the applicable Prospectus Supplement, (y) in the Commercial Paper Term Mode, is the Business Day (as defined below) prior to the related Interest Payment Date; and (z) in the Long Term Rate Mode is the 15th day (whether or not a Business Day) prior to the related Interest Payment Date. If any Interest Payment Date would otherwise be a day that is not a Business Day, such Interest Payment Date will be postponed to the next succeeding Business Day, and no interest will accrue on such payment for the period from and after such Interest Payment Date to the date of such payment on the next succeeding Business Day.

     Interest on Remarketed Notes bearing interest in the Commercial Paper Term Mode or at a floating interest rate during an Interest Rate Period in the Long Term Rate Mode will be computed on the basis of actual days elapsed over 360; provided that, if an applicable Interest Rate Basis (as defined below) is the CMT Rate or Treasury Rate (each as defined below), interest will be computed on the basis of actual days elapsed over the actual number of days in the year. Interest on Remarketed Notes bearing interest at a fixed rate in the Long Term Rate Mode will be computed on the basis of a year of 360 days consisting of twelve 30-day months. Interest on Remarketed Notes at the Initial Interest Rate will be computed on the basis set forth in the applicable Prospectus Supplement.

     As used herein, "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions located in the State of Michigan or in the state in which the principal corporate trust office of the Trustee is located are authorized or obligated by or pursuant to law or executive order to close; provided, however, that with respect to Remarketed Notes in the Long Term Rate Mode as to which LIBOR (as defined below) is an applicable Interest Rate Basis, such day is also a London Business Day (as hereinafter defined). "London Business Day" means (i) if the Index Currency (as hereinafter defined) is other than European Currency Units ("ECU"), any day on which dealings in such Index Currency are transacted in the London interbank market or (ii) if the Index Currency is ECU, any day that does not appear as an ECU non-settlement day on the display designated as "ISDE" on the Reuter Monitor Money Rates Service (or a day so designated by the ECU Banking Association) or, if ECU non-settlement days do not appear on the page (and are not so designated), is not a day on which payments in ECU cannot be settled in the international interbank market.

     Determination of Interest Rates. The interest rate and, in the case of a floating interest rate, the Spread (as defined below), if any, and the Spread Multiplier (as defined below), if any, for any Remarketed Note will be established by the applicable Remarketing Agent in a remarketing as (described below) or otherwise not later than the first day of each succeeding Interest Rate Period for such Remarketed Note, which must be a Business Day (each, an "Interest Rate Adjustment Date"), and will be the minimum rate of interest and, in the case of a floating interest rate, Spread (if any) and Spread Multiplier (if any) necessary in the judgment of such Remarketing Agent to produce a par bid in the secondary market for such Remarketed Note on the date the interest rate is established. Such rate will be effective for the next succeeding Interest Rate Period for such Remarketed Note commencing on such Interest Rate Adjustment Date.

     In the event that (i) the applicable Remarketing Agent has been removed or has resigned and no successor has been appointed, or (ii) such Remarketing Agent has failed to announce the appropriate interest rate, Spread, if any, or Spread Multiplier, if any, as the case may be, on the Interest Rate Adjustment Date for any Remarketed Note for whatever reason, or (iii) the appropriate interest rate, Spread, if any, or Spread Multiplier, if any, as the case may be, or Interest Rate Period cannot be determined for any Remarketed Note for whatever reason, then the Interest Rate Period for such Remarketed Note will be automatically converted to a Weekly Rate Period (a Commercial Paper Term Period described below), and the rate of interest thereon will be equal to the rate per annum announced by Citibank, N.A., or such other nationally recognized bank located in the United States as the Company may select, as its prime lending rate, (such rate of interest being referred to herein as the "Special Interest Rate").

     The interest rate on the Remarketed Notes will not exceed the "Maximum Rate," which is defined to mean that rate of interest equal to 15% per annum or such higher rate as may be established from time to time by the Board of Directors of the Company.

     The Trustee will, upon request of any Beneficial Owner of a Remarketed Note, advise such Beneficial Owner or the applicable Remarketing Agent of the interest rate and, in the case of a floating interest rate, the Interest Rate Basis or Bases, Spread (if any) and Spread Multiplier (if any), and in each case the other terms applicable to such Beneficial Owner's Remarketed Notes for the next Interest Rate Period. Neither the Trustee nor the Company will otherwise be required to advise Beneficial Owners of the applicable interest rate.

     The interest rate and other terms announced by the Remarketing Agent, absent manifest error, will be binding and conclusive upon the Beneficial Owners, the Company and the Trustee.

INTEREST RATE MODES

     The times specified below are subject to extension pursuant to standby remarketing arrangements, if any, as provided herein and in the applicable Prospectus Supplement. See "Remarketing -- Interest Rate Adjustment Date; Determination of Interest Rate" below.

     Commercial Paper Term Mode. As used herein, "Commercial Paper Term Mode" means, with respect to any Remarketed Note, the Interest Rate Mode in which the interest rate on such Remarketed Note is reset on a periodic basis which shall not be less than one calendar day nor more than 364 consecutive calendar days and interest is paid as provided for such Interest Rate Mode above under "Interest -- General". The Interest Rate Period for any Remarketed Note in the Commercial Paper Term Mode will be a period of not less than one nor more than 364 consecutive calendar days (a "Commercial Paper Term Period"), as determined by the Company (as described below under "Conversion") or, if not so determined, by the Remarketing Agent for such Remarketed Note (in its best judgment in order to obtain the lowest interest cost for such Remarketed Note). Each Commercial Paper Term Period will commence on the Interest Rate Adjustment Date therefor and end on the day preceding the date specified by such Remarketing Agent as the first day of the next Interest Rate Period for such Remarketed Note. A "Weekly Rate Period" is a Commercial Paper Term Period and will be a period of seven days commencing on any Interest Rate Adjustment Date and ending on the day preceding the first day of the next Interest Rate Period for such Remarketed Note. The interest rate for any Commercial Paper Term Period relating to a Remarketed Note will be determined not later than 11:00 a.m., New York City time, on the Interest Rate Adjustment Date for such Remarketed Note, which is the first day of each Interest Rate Period for such Remarketed Note.

     Long Term Rate Mode. As used herein, "Long Term Rate Mode" means, with respect to any Remarketed Note, the Interest Rate Mode in which the interest rate on such Remarketed Note is reset in a Long Term Rate Period and interest is paid as provided for such Interest Rate Mode above under "Interest -- General" or below under "Floating Interest Rates." The Interest Rate Period for any Remarketed Note in the Long Term Rate Mode will be established by the Company (as described below under "Conversion") as a period of more than 364 days and not exceeding the remaining term to the final Stated Maturity of such Remarketed Note (a "Long Term Rate Period"); provided, however, that such Interest Rate Period must end on the day prior to an Interest Payment Date for such Remarketed Note; and provided further that, if so provided in a Remarketed Note in the Long Term Rate Mode and specified at the time of remarketing into a Long Term Rate Period, the Company may shorten the Interest Rate Period and provide for payment of a premium in respect thereof for any such Remarketed Note upon written notice to the Remarketing Agent and the Trustee not less than thirty (30) days prior to the date upon which such shortened Interest Rate Period shall expire. Promptly upon the receipt of such notice, and, in any case, not later than the close of business on such date, the Trustee will transmit such information to DTC in accordance with DTC's procedures as in effect from time to time. The interest rate, or Spread (if any) and Spread Multiplier (if any) for any Remarketed Note in the Long Term Rate Mode will be determined not later than 11:00 a.m., New York City time, on the Interest Rate Adjustment Date for such Remarketed Note, which is the first day of each Interest Rate Period for such Remarketed Note.

     If any Remarketed Note is subject to early remarketing as provided above, the Interest Rate Period may be shortened by the Company to end on any date on and after the Initial Early Remarketing Date, if any, specified in the Remarketed Note, upon prior written notice as provided above. On and after the Initial Early Remarketing Date, if any, on the Interest Rate Adjustment Date relating to such shortened Interest Rate Period for such Remarketed Note, the Company will pay a premium to the tendering Beneficial Owner of the Remarketed Note, together with accrued interest, if any, thereon at the applicable rate payable to such Interest Rate Adjustment Date. Unless otherwise specified in the Remarketed Note, the premium will be an amount equal to the Initial Early Remarketing Premium specified therein (as adjusted by the Annual Early Remarketing Premium Percentage Reduction specified therein, if applicable), multiplied by the principal amount of the Remarketed Note subject to early remarketing. The Initial Early Remarketing Premium, if any, will decline at each anniversary of the Initial Early Remarketing Date by an amount equal to the applicable Annual Early Remarketing Premium Percentage Reduction, if any, specified in the Remarketed Note until the premium is equal to 0.

CONVERSION

     The Company may change the Interest Rate Mode at its option in the manner described below.

     Conversion Between Commercial Paper Term Periods. Each Remarketed Note in a Commercial Paper Term Period may be remarketed into the same Interest Rate Period or converted at the option of the Company to a different Commercial Paper Term Period on any Interest Rate Adjustment Date upon receipt by the Remarketing Agent and the Trustee of a notice, which will be in or promptly confirmed in writing (which includes facsimile or appropriate electronic media), from the Company (a "Conversion Notice") prior to 9:30 a.m., New York City time, or the remarketing of such Remarketed Note, whichever later occurs, on such Interest Rate Adjustment Date.

     Conversion from the Commercial Paper Term Mode to the Long Term Rate
Mode. Each Remarketed Note in the Commercial Paper Term Mode may be converted at the option of the Company to the Long Term Rate Mode on any Interest Rate Adjustment Date upon receipt not less than ten (10) days prior to such Interest Rate Adjustment Date by the Remarketing Agent and the Trustee of a Conversion Notice from the Company.

     Conversion Between Long Term Rate Periods or from the Long Term Rate Mode to the Commercial Paper Term Mode. Each Remarketed Note in a Long Term Rate Period may be remarketed in the same Interest Rate Period or converted at the option of the Company to a different Long Term Period or from the Long Term Rate Mode to the Commercial Paper Term Mode on any Interest Rate Adjustment Date for such Remarketed Note upon receipt by the Trustee and the Remarketing Agent for such Remarketed Note of a Conversion Notice from the Company not less than ten
(10) days prior to such Interest Rate Adjustment Date.

     Conversion Notice. Each Conversion Notice must state each Remarketed Note to which it relates and the new Interest Rate Mode (if applicable), the new Interest Rate Period (which, if not so stated, shall be the Weekly Rate Period), the date of the applicable conversion (the "Conversion Date") and, with respect to any Long Term Rate Period, any optional redemption or repayment terms for each such Remarketed Note. If the Company revokes a Conversion Notice or the Trustee and the Remarketing Dealer fail to receive a Conversion Notice from the Company by the specified date in advance of the Interest Rate Adjustment Date for a Remarketed Note, the Remarketed Note shall be converted automatically to the Weekly Rate Period.

     Revocation or Change of Conversion Notice or Floating Interest Rate
Notice. The Company may, upon written notice received by the Trustee and the applicable Remarketing Agent, revoke any Conversion Notice or Floating Interest Rate Notice (as defined herein) or change the Interest Rate Mode to which such Conversion Notice relates or change any Floating Interest Rate Notice up to 9:30 a.m., New York City time, on the Conversion Date, subject to the limitation set forth in the next paragraph.

     Limitation on Conversion, Change of Conversion Notice or Floating Interest Rate Notice and Revocation. Notwithstanding the foregoing, the Company may not, without the consent of the applicable Remarketing Agent, convert any Remarketed Note or revoke or change any Conversion

Notice or Floating Interest Rate Notice at or after the time at which such Remarketing Agent has determined the interest rate, or Spread (if any) and Spread Multiplier (if any), for any Remarketed Note being remarketed (i.e., the time at which such Remarketed Note has been successfully remarketed, subject to settlement on the related Interest Rate Adjustment Date). The Remarketing Agent may advise the Company of indicative rates from time to time, or at any time upon the request of the Company, prior to making such determination of the interest rate, Spread or Spread Multiplier, as the case may be.

TENDER OF REMARKETED NOTES

     Each Remarketed Note will be automatically tendered for purchase, or deemed tendered for purchase, on each Interest Rate Adjustment Date relating thereto. Remarketed Notes will be purchased on the Interest Rate Adjustment Date relating thereto as described below.

REMARKETING

     When any Remarketed Note is tendered for remarketing, the Remarketing Agent therefor will use its reasonable efforts to remarket such Remarketed Note on behalf of the Beneficial Owner thereof at a price equal to 100% of the principal amount thereof. The Remarketing Agent may purchase tendered Remarketed Notes for its own account in a remarketing, but will not be obligated to do so. The Company may offer to purchase Remarketed Notes in a remarketing, provided that the interest rate established with respect to Remarketed Notes in such remarketing is not different from the interest rate that would have been established if the Company had not purchased such Remarketed Notes. Any Remarketed Notes for which the Company shall have given a notice of redemption shall not be considered in a remarketing.

     Interest Rate Adjustment Date; Determination of Interest Rate. By 11:00 a.m., New York City time, on the Interest Rate Adjustment Date for any Remarketed Note, the applicable Remarketing Agent will determine the interest rate for such Remarketed Note being remarketed to the nearest one hundred-thousandth (0.00001) of one percent per annum for the next Interest Rate Period in the case of a fixed interest rate, and the Spread (if any) and Spread Multiplier (if any) in the case of a floating interest rate; provided, that between 11:00 a.m., New York City time, and 11:50 a.m., New York City time, the Remarketing Agent and the Standby Remarketing Agent, if any, will use their reasonable efforts to determine the interest rate for any Remarketed Notes not successfully remarketed as of the applicable deadline specified in this paragraph. In determining the applicable interest rate for such Remarketed Note and other terms, such Remarketing Agent will, after taking into account market conditions as reflected in the prevailing yields on fixed and variable rate taxable debt securities, (i) consider the principal amount of all Remarketed Notes tendered or to be tendered on such date and the principal amount of such Remarketed Notes prospective purchasers are or may be willing to purchase and
(ii) contact, by telephone or otherwise, prospective purchasers and ascertain the interest rates therefor at which they would be willing to hold or purchase such Remarketed Notes.

     Notification of Results; Settlement. By 12:30 p.m., New York City time, on the Interest Rate Adjustment Date for any Remarketed Notes, the applicable Remarketing Agent will notify the Company and the Trustee in writing (which may include facsimile or other electronic transmission), of (i) the interest rate or, in the case of a floating interest rate, the initial interest rate, the Spread and Spread Multiplier and the Initial Interest Reset Date (as defined herein), applicable to such Remarketed Notes for the next Interest Rate Period,
(ii) the Interest Rate Adjustment Date, (iii) the Interest Payment Dates, for any Remarketed Notes in the Commercial Paper Term Mode (if other than the Interest Rate Adjustment Date) or the Long Term Rate Mode, (iv) the optional redemption terms, if any, and early remarketing terms, if any, in the case of a remarketing into a Long Term Rate Period, (v) the aggregate principal amount of tendered Remarketed Notes and (vi) the aggregate principal amount of such tendered Remarketed Notes which such Remarketing Agent was able to remarket, at a price equal to 100% of the principal amount thereof plus accrued interest, if any.

Immediately after receiving such notice and, in any case, not later than 1:30 p.m., New York City time, the Trustee will transmit such information and any other settlement information required by DTC to DTC in accordance with DTC's procedures as in effect from time to time.

     By telephone at approximately 1:00 p.m., New York City time, on such Interest Rate Adjustment Date, the Remarketing Agent will advise each purchaser of such Remarketed Notes (or the DTC Participant of each such purchaser who it is expected in turn will advise such purchaser) of the principal amount of such Remarketed Notes that such purchaser is to purchase.

     Each purchaser of Remarketed Notes in a remarketing will be required to give instructions to its DTC Participant to pay the purchase price therefor in same day funds to the Remarketing Agent against delivery of the principal amount of such Remarketed Notes by book entry through DTC by 3:00 p.m., New York City time, on the Interest Rate Adjustment Date. Any Remarketed Notes bearing interest in the Commercial Paper Term Mode for the Interest Rate Period immediately preceding a remarketing will be settled at a price of 100% of the principal amount thereof plus accrued interest from the most recent Interest Payment Date therefor to the date of settlement.

     All tendered Remarketed Notes will be automatically delivered to the account of the Trustee (or such other account meeting the requirements of DTC's procedures as in effect from time to time), by book entry through DTC against payment of the purchase price or redemption price therefor, on the Interest Rate Adjustment Date relating thereto.

     The applicable Remarketing Agent will make, or cause the Trustee to make, payment to the DTC Participant of each tendering Beneficial Owner of Remarketed Notes subject to a remarketing, by book entry through DTC by the close of business on the Interest Rate Adjustment Date against delivery through DTC of such Beneficial Owner's tendered Remarketed Notes, of the purchase price for tendered Remarketed Notes that have been sold in the remarketing. If any such Remarketed Notes were purchased pursuant to a Special Mandatory Purchase subject to receipt of funds from the Company or the Liquidity Provider (as defined below), if any, as the case may be, the Trustee will make such payment of, the purchase price of such Remarketed Notes plus, accrued interest, if any, to such date.

     The transactions described above for a remarketing of any Remarketed Notes will be executed on the Interest Rate Adjustment Date for such Remarketed Notes through DTC in accordance with the procedures of DTC, and the accounts of the respective DTC Participants will be debited and credited and such Remarketed Notes delivered by book entry as necessary to effect the purchases and sales thereof, in each case as determined in the related remarketing.

     Except as otherwise set forth herein under "Provisions Applicable to Remarketed Notes -- Purchase and Redemption of Remarketed Notes," any Remarketed Notes tendered in a remarketing will be purchased solely out of the proceeds received from purchasers of such Remarketed Notes in such remarketing, and neither the Remarketing Agent for such Remarketed Notes nor the Standby Remarketing Agent, if any, or the Company will be obligated to provide funds to make payment upon any Beneficial Owner's tender in a remarketing.

     Although tendered Remarketed Notes will be subject to purchase by the Remarketing Agent in a remarketing, the Remarketing Agent will not be obligated to purchase any such Remarketed Notes.

     The remarketing procedures set forth above will apply to all Remarketed Notes except to the extent otherwise indicated in the applicable Prospectus Supplement for such Remarketed Notes. The settlement and remarketing procedures described above, including provisions for payment by purchasers of tendered Remarketed Notes or for payment to selling Beneficial Owners of tendered Remarketed Notes, may be modified to the extent required by DTC. In addition, the Remarketing Agent may, in accordance with the terms of the Indenture, modify the settlement and remarketing procedures set forth above in order to facilitate the settlement process.

     As long as DTC's nominee holds the certificates representing any Remarketed Notes in the book entry system of DTC, no certificates for such Remarketed Notes will be delivered by any selling Beneficial Owner to reflect any transfer of such Remarketed Notes effected in any remarketing.

     Failed Remarketing. Unless otherwise provided in the applicable Prospectus Supplement, Remarketed Notes not successfully remarketed will be subject to Special Mandatory Purchase. The obligation of the Company to effect a Special Mandatory Purchase of the Remarketed Notes (the "Special Mandatory Purchase Right") can be satisfied either directly by the Company or through a Liquidity Provider (as hereinafter defined). By 12:00 o'clock noon, New York City time, on any Interest Rate Adjustment Date, the Remarketing Agent for such Remarketed Notes will notify the Liquidity Provider, if any, the Trustee and the Company by telephone or facsimile, confirmed in writing, of the principal amount of Remarketed Notes that such Remarketing Agent and the Standby Remarketing Agent, if any, were unable to remarket on such date. In the event that the Company has entered into a Standby Note Purchase Agreement (as hereinafter defined) which is in effect on such date, such notice will constitute a demand for the benefit of the Company to the Liquidity Provider to purchase such unremarketed Remarketed Notes at a price equal to the outstanding principal amount thereof pursuant to the terms of such Standby Note Purchase Agreement. If a Standby Note Purchase Agreement is not in effect on such date, or if the Liquidity Provider fails to advance funds under the Standby Note Purchase Agreement, the Company will be required to purchase such unremarketed Remarketed Notes. In either case the Company will pay all accrued and unpaid interest, if any, on unremarketed Remarketed Notes to such Interest Rate Adjustment Date. Payment of the principal amount of unremarketed Remarketed Notes by the Company or the Liquidity Provider, as the case may be, and payment of accrued and unpaid interest, if any, by the Company, shall be made by deposit of same-day funds with the Trustee by 3:00 p.m., New York City time, on such Interest Rate Adjustment Date. See "Provisions Applicable to Remarketed Notes -- Purchase and Redemption of Remarketed Notes."

     The Remarketing Agent. The Company and the Remarketing Agent for Remarketed Notes will enter into a Remarketing Agreement, a form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The summaries below are summaries of certain provisions of the form of Remarketing Agreement and do not purport to be complete and are subject to, and qualified in their entirety by, the provisions of the Remarketing Agreement.

     For its services in determining the interest rate and remarketing Remarketed Notes, the Remarketing Agent will receive from the Company a fee to be determined at the time of execution of the Remarketing Agreement. The Remarketing Agent may pay to selected broker-dealers, including any Standby Remarketing Agent, a portion of any fees it receives from the Company for its services as Remarketing Agent reflecting Remarketed Notes sold through such broker-dealers to purchasers in remarketings.

     The Company will agree to indemnify the Remarketing Agent and the Standby Remarketing Agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Act"), arising out of or in connection with its duties under the Remarketing Agreement.

     The Remarketing Agreement will provide that the Company may in its absolute discretion replace the Remarketing Agent by giving 30 days prior notice to the Remarketing Agent and the Trustee, such replacement to be effective upon the Company's appointment of a successor to perform the services of the Remarketing Agent under the Remarketing Agreement. The Remarketing Agreement will also provide that the Company reserves the right to appoint or replace any Standby Remarketing Agent at any time.

     The Remarketing Agreement will also provide that the Remarketing Agent or any Standby Remarketing Agent may resign at any time as Remarketing Agent, such resignation to be effective 30 days after the delivery to the Company and the Trustee of notice of such resignation. In such case, it shall be the sole obligation of the Company to appoint a successor Remarketing Agent.

PURCHASE AND REDEMPTION OF REMARKETED NOTES

     Special Mandatory Purchase. Unless otherwise provided in the applicable Prospectus Supplement, Remarketed Notes which have not been remarketed by 12 o'clock noon, New York City time, on an Interest Rate Adjustment Date for such Remarketed Notes will be purchased by the Company directly or through a Liquidity Provider pursuant to the Special Mandatory Purchase Right. In such event, either the Company or, subject to the terms and conditions of a Standby Note Purchase Agreement, if any, which may be in effect on such date, the Liquidity Provider, will deposit same-day funds with the Remarketing Agent for such Remarketed Notes irrevocably in trust for the benefit of the Beneficial Owners of Remarketed Notes subject to Special Mandatory Purchase by 3:00 p.m., New York City time, on such Interest Rate Adjustment Date. Such funds shall be in an amount sufficient to pay the aggregate purchase price of such unremarketed Remarketed Notes, equal to 100% of the principal amount thereof. In the event a Standby Note Purchase Agreement is in effect but the Liquidity Provider shall fail to advance funds for whatever reason thereunder, the Company will be obligated to purchase such unremarketed Remarketed Notes on such Interest Rate Adjustment Date. The Company will be responsible for paying the accrued interest, if any, on such Remarketed Notes by depositing sufficient same-day funds therefor with the Remarketing Agent by 3:00 p.m., New York City time, on such Interest Rate Adjustment Date. See "The Standby Note Purchase Agreement."

     Remarketed Notes purchased by the Liquidity Provider ("Purchased Notes") shall bear interest at the rates and be payable on the dates as may be agreed upon by the Company and the Liquidity Provider. Upon purchase of any Remarketed Note by the Liquidity Provider, all interest accruing thereon from the last date for which interest was paid shall accrue for the benefit of and be payable to the Liquidity Provider. Unless an event of default under the Standby Note Purchase Agreement occurs, the Remarketing Agent for such Remarketed Notes shall, subject to compliance with applicable securities laws, continue its remarketing efforts with respect to Purchased Notes until the earlier to occur of a successful remarketing of such Purchased Notes or the expiration of the Standby Note Purchase Agreement. All Purchased Notes that have been remarketed will be subject to Special Mandatory Purchase Rights when held by subsequent purchasers. In the event the Liquidity Provider holds Purchased Notes on the date the Standby Note Purchase Agreement expires, the Company will be required to purchase such Remarketed Notes on such date at a purchase price equal to the principal amount thereof plus accrued interest thereon to the purchase date. Such Remarketed Notes will remain outstanding and enjoy the benefits of the Indenture until such time as the Company delivers certificates for the Remarketed Notes to the Trustee for cancellation.

     Optional Redemption on any Interest Rate Adjustment Date. Each Remarketed
Note in the Commercial Paper Term Mode will be subject to redemption at the option of the Company in whole or in part on any Interest Rate Adjustment Date relating thereto without notice to the holders thereof at a redemption price equal to the aggregate principal amount of such Remarketed Notes to be redeemed plus accrued interest thereon to the redemption date.

     Redemption While Remarketed Notes are in the Long Term Rate Mode. Any Remarketed Notes in the Long Term Rate Mode are subject to redemption at the option of the Company at the times and upon the terms specified at the time of conversion to or within such Long Term Rate Mode.

     Allocation. Except in the case of a Special Mandatory Purchase, if the Remarketed Notes are to be redeemed in part, DTC, after receiving notice of redemption specifying the aggregate principal amount of Remarketed Notes to be so redeemed, will determine by lot (or otherwise in accordance with the procedures of DTC) the principal amount of such Remarketed Notes to be redeemed from the account of each DTC Participant. After making its determination as described above, DTC will give notice of such determination to each DTC Participant from whose account such Remarketed Notes are to be redeemed. Each such DTC Participant, upon receipt of such notice, will in turn determine the principal amount of Remarketed Notes to be redeemed from the accounts of the

Beneficial Owners of such Remarketed Notes for which it serves as DTC Participant, and give notice of such determination to the Remarketing Agent.

FLOATING INTEREST RATES

     While any Remarketed Note bears interest in the Long Term Rate Mode, the Company may elect a floating interest rate by providing notice, which will be in or promptly confirmed in writing (which includes facsimile or appropriate electronic media), received by the Trustee and the Remarketing Agent for such Remarketed Note (the "Floating Interest Rate Notice") not less than ten (10) days prior to the Interest Rate Adjustment Date for such Long Term Rate Period. The Floating Interest Rate Notice must identify by CUSIP number or otherwise the portion of the Remarketed Note to which it relates and state the Long Term Rate Period therefor to which it relates. Each Floating Interest Rate Notice must also state the Interest Rate Basis or Bases, the Initial Interest Reset Date, the Interest Reset Period and Dates, the Interest Payment Period and Dates, the Index Maturity (as defined below) and the Floating Rate Maximum Interest Rate (as defined below) and/or Floating Rate Minimum Interest Rate (as defined below), if any. If one or more of the applicable Interest Rate Bases is LIBOR or the CMT Rate, the Floating Interest Rate Notice will also specify the Index Currency and Designated LIBOR Page or the Designated CMT Maturity Index and Designated CMT Telerate Page, respectively, as such terms are defined below.

     If any Remarketed Note bears interest at a floating rate in a Long Term Rate Period, such Remarketed Note will bear interest at the rate determined by reference to the applicable Interest Rate Basis or Bases (a) plus or minus the Spread, if any, and/or (b) multiplied by the Spread Multiplier, if any, in each case as specified by the Remarketing Agent. Commencing on the Interest Rate Adjustment Date for such Long Term Rate Period, the rate at which interest on such Remarketed Note will be payable will be reset as of each Interest Reset Date during such Long Term Rate Period specified in the applicable Floating Interest Rate Notice.

     The "Spread" is the number of basis points to be added to or subtracted from the related Interest Rate Basis or Bases applicable to such Long Term Rate Period for such Remarketed Note. The "Spread Multiplier" is the percentage of the related Interest Rate Basis or Bases applicable to such Long Term Rate Period by which such Interest Rate Basis or Bases will be multiplied to determine the applicable interest rate from time to time for such Long Term Rate Period. The "Index Maturity" is the period to maturity of the instrument or obligation with respect to which the related Interest Rate Basis or Bases will be calculated.

     The applicable floating interest rate on any Remarketed Note during any Long Term Rate Period will be determined by reference to the applicable Interest Rate Basis or Interest Rate Bases, which may include (i) the CD Rate, (ii) the CMT Rate, (iii) the Federal Funds Rate, (iv) LIBOR, (v) the Prime Rate, (vi) the Treasury Rate, or (vii) such other Interest Rate Basis or interest rate formula as may be specified in the applicable Floating Interest Rate Notice (each, an "Interest Rate Basis").

     Unless otherwise specified in the applicable Floating Interest Rate Notice, the interest rate with respect to each Interest Rate Basis will be determined in accordance with the applicable provisions below. Except as set forth above or in the applicable Floating Interest Rate Notice, the interest rate in effect on each day will be (i) if such day is an Interest Reset Date, the interest rate determined as of the Interest Determination Date (as hereinafter defined) immediately preceding such Interest Reset Date or (ii) if such day is not an Interest Reset Date, the interest rate determined as of the Interest Determination Date immediately preceding the most recent Interest Reset Date. If any Interest Reset Date would otherwise be a day that is not a Business Day, such Interest Reset Date will be postponed to the next succeeding Business Day, unless LIBOR is an applicable Interest Rate Basis and such Business Day falls in the next succeeding calendar month, in which case such Interest Reset Date will be the immediately preceding Business Day. In addition, if the Treasury Rate is an applicable Interest Rate Basis and the Interest Determination Date would otherwise fall on an

Interest Reset Date, then such Interest Reset Date will be postponed to the next succeeding Business Day.

     The applicable Floating Interest Rate Notice will specify whether the rate of interest will be reset daily, weekly, monthly, quarterly, semiannually or annually or on such other specified basis (each, an "Interest Reset Period") and the dates on which such rate of interest will be reset (each, an "Interest Reset Date"). Unless otherwise specified in the applicable Floating Interest Rate Notice, the Interest Reset Dates will be, in the case of a floating interest rate which resets: (i) daily, each Business Day; (ii) weekly, the Wednesday of each week (unless the Treasury Rate is an applicable Interest Rate Basis, in which case the Tuesday of each week except as described below); (iii) monthly, the third Wednesday of each month; (iv) quarterly, the third Wednesday of March, June, September and December of each year, (v) semiannually, the third Wednesday of the two months specified in the applicable Floating Interest Rate Notice; and
(vi) annually, the third Wednesday of the month specified in the applicable Floating Interest Rate Notice.

     The interest rate applicable to each Interest Reset Period commencing on the related Interest Reset Date will be the rate determined as of the applicable Interest Determination Date. The "Interest Determination Date" with respect to the CD Rate, the CMT Rate, the Federal Funds Rate and the Prime Rate will be the second Business Day immediately preceding the applicable Interest Reset Date; and the "Interest Determination Date" with respect to LIBOR will be the second London Business Day immediately preceding the applicable Interest Reset Date, unless the Index Currency is British pounds sterling, in which case the "Interest Determination Date" will be the applicable Interest Reset Date. The "Interest Determination Date" with respect to the Treasury Rate will be the day in the week in which the applicable Interest Reset Date falls on which day Treasury Bills (as defined below) are normally auctioned (Treasury Bills are normally sold at an auction held on Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, except that such auction may be held on the preceding Friday); provided, however, that if an auction is held on the Friday of the week preceding the applicable Interest Reset Date, the "Interest Determination Date" will be such preceding Friday. If the interest rate of any Remarketed Note is a floating interest rate determined with reference to two or more Interest Rate Bases specified in the applicable Floating Interest Rate Notice, the "Interest Determination Date" pertaining to the Remarketed Note will be the most recent Business Day which is at least two Business Days prior to the applicable Interest Reset Date on which each Interest Rate Basis is determinable. Each Interest Rate Basis will be determined as of such date, and the applicable interest rate will take effect on the related Interest Reset Date.

     Either or both of the following may also apply to the floating interest rate on any Remarketed Note for a Long Term Rate Period: (i) a Floating Rate Maximum Interest Rate, or ceiling, that may accrue during any Interest Reset Period and (ii) a Floating Rate Minimum Interest Rate, or floor, that may accrue during any Interest Reset Period. In addition to any Floating Rate Maximum Interest Rate that may apply, the interest rate on any Remarketed Note will in no event be higher than the Maximum Rate established by the Company or the maximum rate permitted by New York law, as the same may be modified by United States laws of general application.

     Except as provided below or in the applicable Floating Interest Rate Notice, interest will be payable, in the case of floating interest rates which reset: (i) daily, weekly or monthly, on the third Wednesday of each month or on the third Wednesday of March, June, September and December of each year, as specified in the applicable Floating Interest Rate Notice; (ii) quarterly, on the third Wednesday of March, June, September and December of each year; (iii) semiannually, on the third Wednesday of the two months of each year specified in the applicable Floating Interest Rate Notice; and (iv) annually, on the third Wednesday of the month of each year specified in the applicable Floating Interest Rate Notice and, in each case, on the Business Day immediately following the applicable Long Term Rate Period. If any Interest Payment Date for the payment of interest at a floating rate (other than following the end of the applicable Long Term Rate Period) would otherwise be a day that is not a Business Day, such Interest Payment Date will be postponed to the next succeeding Business Day, except that if LIBOR is an applicable Interest Rate Basis and such Business Day falls in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day.

     All percentages resulting from any calculation of floating interest rates will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all amounts used in or resulting from such calculation will be rounded, in the case of United States dollars, to the nearest cent or, in the case of a foreign currency or composite currency, to the nearest unit (with one-half cent or unit being rounded upwards).

     Accrued floating rate interest will be calculated by multiplying the principal amount of the applicable Remarketed Note by an accrued interest factor. Such accrued interest factor will be computed by adding the interest factor calculated for each day in the applicable Interest Reset Period. Unless otherwise specified in the applicable Floating Interest Rate Notice, the interest factor for each such day will be computed by dividing the interest rate applicable to such day by 360, if an applicable Interest Rate Basis is the CD Rate, the Federal Funds Rate, LIBOR or the Prime Rate, or by the actual number of days in the year if an applicable Interest Rate Basis is the CMT Rate or the Treasury Rate. Unless otherwise specified in the applicable Floating Interest Rate Notice, if the floating interest rate is calculated with reference to two or more Interest Rate Bases, the interest factor will be calculated in each period in the same manner as if only one of the applicable Interest Rate Bases applied as specified in the applicable Floating Interest Rate Notice.

     Unless otherwise specified in the applicable Floating Interest Rate Notice, Bankers Trust Company will be the "Calculation Agent." For any Remarketed Note bearing interest at a floating rate, the applicable Remarketing Agent will determine the interest rate in effect from the Interest Rate Adjustment Date for such Remarketed Note to the Initial Interest Reset Date. The Calculation Agent will determine the interest rate in effect for each Interest Reset Period thereafter. Upon request of the Beneficial Owner of a Remarketed Note, after any Interest Rate Adjustment Date, the Calculation Agent or the Remarketing Agent will disclose the interest rate and, in the case of a floating interest rate, Interest Rate Basis or Bases, Spread (if any) and Spread Multiplier (if any), and in each case the other terms applicable to such Remarketed Note then in effect and, if determined, the interest rate that will become effective as a result of a determination made for the next succeeding Interest Reset Date with respect to such Remarketed Note. Except as described herein with respect to a Remarketed Note earning interest at floating rates, no notice of the applicable interest rate, Spread (if any) or Spread Multiplier (if any) will be sent to the Beneficial Owner of any Remarketed Note.

     Unless otherwise specified in the applicable Floating Interest Rate Notice, the "Calculation Date", if applicable, pertaining to any Interest Determination Date will be the earlier of (i) the tenth calendar day after such Interest Determination Date or, if such day is not a Business Day, the next succeeding Business Day or (ii) the Business Day immediately preceding the applicable Interest Payment Date or Maturity, as the case may be.

     CD Rate. If an Interest Rate Basis for any Remarketed Note is specified in the applicable Floating Interest Rate Notice as the "CD Rate," the CD Rate means, with respect to any Interest Determination Date relating to a Remarketed Note for which the interest rate is determined with reference to the CD Rate (a "CD Rate Interest Determination Date"), the rate on such date for negotiable United States dollar certificates of deposit having the Index Maturity specified in the applicable Floating Interest Rate Notice as published by the Board of Governors of the Federal Reserve System in "Statistical Release H.15(519), Selected Interest Rates" or any successor publication ("H.15(519)") under the heading "Cds (Secondary Market)," or, if not published by 3:00 p.m., New York City time, on the related Calculation Date (as defined above), the rate on such CD Rate Interest Determination Date for negotiable United States dollar certificates of deposit of the Index Maturity specified in the applicable Floating Interest Rate Notice as published by the Federal

Reserve Bank of New York in its daily statistical release "Composite 3:30 P.M. Quotations for United States Government Securities" or any successor publication ("Composite Quotations") under the heading "Certificates of Deposit." If such rate is not yet published in either H.15(519) or Composite Quotations by 3:00 p.m., New York City time, on the related Calculation Date, then the CD Rate on such CD Rate Interest Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the secondary market offered rates as of 10:00 a.m., New York City time, on such CD Rate Interest Determination Date, of three leading nonbank dealers in negotiable United States dollar certificates of deposit in The City of New York (which may include the Remarketing Agent or its affiliates) selected by the Calculation Agent, after consultation with the Company, for negotiable United States dollars certificates of deposit of major United States money center banks for negotiable certificates of deposit with a remaining maturity closest to the Index Maturity specified in the applicable Floating Interest Rate Notice in an amount that is representative for a single transaction in that market at that time; provided, however, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the CD Rate determined as of such CD Rate Interest Determination Date will be the CD Rate in effect on such CD Rate Interest Determination Date.

     CMT Rate. If an Interest Rate Basis for any Remarketed Note is specified in the applicable Floating Interest Rate Notice as the "CMT Rate," the CMT Rate means, with respect to any Interest Determination Date relating to a Remarketed Note for which the interest rate is determined with reference to the CMT Rate (a "CMT Rate Interest Determination Date"), the rate displayed on the Designated CMT Telerate Page (as defined below) under the caption ". . . Treasury Constant Maturities . . . Federal Reserve Board Release H.15 . . . Mondays Approximately 3:45 P.M.," under the column for the Designated CMT Maturity Index (as defined below) for (i) if the Designated CMT Telerate Page is 7055, the rate on such CMT Rate Interest Determination Date and (ii) if the Designated CMT Telerate Page is 7052, the weekly or monthly average, as specified in the Floating Interest Rate Notice, for the week or the month, as applicable, ended immediately preceding the week or the month, as applicable, in which the related CMT Rate Interest Determination Date occurs. If such rate is no longer displayed on the relevant page or is not displayed by 3:00 p.m., New York City time, on the related Calculation Date, then the CMT Rate for such CMT Rate Interest Determination Date will be such treasury constant maturity rate for the Designated CMT Maturity Index as published in H.15(519). If such rate is no longer published or is not published by 3:00 p.m., New York City time, on the related Calculation Date, then the CMT Rate on such CMT Rate Interest Determination Date will be such treasury constant maturity rate for the Designated CMT Maturity Index (or other United States Treasury rate for the Designated CMT Maturity Index) for the CMT Rate Interest Determination Date with respect to such Interest Reset Date as may then be published by either the Board of Governors of the Federal Reserve System or the United States Department of the Treasury that the Calculation Agent determines to be comparable to the rate formerly displayed on the Designated CMT Telerate Page and published in H.15(519). If such information is not provided by 3:00 p.m., New York City time, on the related Calculation Date, then the CMT Rate on the CMT Rate Interest Determination Date will be calculated by the Calculation Agent and will be a yield to maturity, based on the arithmetic mean of the secondary market closing offer side prices as of approximately 3:30 p.m., New York City time, on such CMT Rate Interest Determination Date reported, according to their written records, by three leading primary United States government securities dealers (each, a "Reference Dealer") in The City of New York (which may include the Remarketing Agent or its affiliates) selected by the Calculation Agent after consultation with the Company (from five such Reference Dealers selected by the Calculation Agent, after consultation with the Company, and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for the most recently issued direct noncallable fixed rate obligations of the United States ("Treasury Notes") with an original maturity of approximately the Designated CMT Maturity Index and a remaining term to maturity of not less than such Designated CMT Maturity Index minus one year. If the Calculation Agent is unable to obtain three such Treasury Note quotations, the CMT Rate on such CMT Rate

Interest Determination Date will be calculated by the Calculation Agent and will be a yield to maturity based on the arithmetic mean of the secondary market offer side prices as of approximately 3:30 p.m., New York City time, on such CMT Rate Interest Determination Date of three Reference Dealers in The City of New York (from five such Reference Dealers selected by the Calculation Agent, after consultation with the Company, and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for Treasury Notes with an original maturity of the number of years that is the next highest to the Designated CMT Maturity Index and a remaining term to maturity closest to the Designated CMT Maturity Index and in an amount of at least U.S.$100 million. If three or four (and not five) of such Reference Dealers are quoting as described above, then the CMT Rate will be based on the arithmetic mean of the offer prices obtained and neither the highest nor the lowest of such quotes will be eliminated; provided, however, that if fewer than three Reference Dealers so selected by the Calculation Agent, after consultation with the Company, are quoting as mentioned herein, the CMT Rate determined as of such CMT Rate Interest Determination Date will be the CMT Rate in effect on such CMT Rate Interest Determination Date. If two Treasury Notes with an original maturity as described in the second preceding sentence have remaining terms to maturity equally close to the Designated CMT Maturity Index, the Calculation Agent, after consultation with the Company, will obtain from five References Dealers quotations for the Treasury Note with the shorter remaining term to maturity.

     "Designated CMT Telerate Page" means the display on the Dow Jones Markets Limited (or any successor service) on the page specified in the applicable Floating Interest Rate Notice (or any other page as may replace such page on such service for the purpose of displaying Treasury Constant Maturities as reported in H.15(519)) for the purpose of displaying Treasury Constant Maturities as reported in H.15(519). If no such page is specified in the applicable Floating Interest Rate Notice, the Designated CMT Telerate Page shall be 7052 for the most recent week.

     "Designated CMT Maturity Index" means the original period to maturity of the United States Treasury securities (either 1, 2, 3, 5, 7, 10, 20 or 30 years) specified in the applicable Floating Interest Rate Notice with respect to which the CMT Rate will be calculated. If no such maturity is specified in the applicable Floating Interest Rate Notice, the Designated CMT Maturity Index shall be 2 years.

     Federal Funds Rate. If an Interest Rate Basis for any Remarketed Note is specified in the applicable Floating Interest Rate Notice, as the "Federal Funds Rate", the Federal Funds Rate means, with respect to any Interest Determination Date relating to a Remarketed Note for which the interest rate is determined with reference to the Federal Funds Rate (a "Federal Funds Rate Interest Determination Date"), the rate on such date for United States dollar federal funds as published in H.15(519) under the heading "Federal Funds (Effective)" or, if not published by 3:00 p.m., New York City time, on the Calculation Date, the rate on such Federal Funds Rate Interest Determination Date as published in Composite Quotations under the heading "Federal Funds/Effective Rate". If such rate is not published in either H.15(519) or Composite Quotations by 3:00 p.m., New York City time, on the related Calculation Date, then the Federal Funds Rate on such Federal Funds Rate Interest Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the rates for the last transaction in overnight United States dollar federal funds arranged by three leading brokers of federal funds transactions in The City of New York (which may include the Remarketing Agent or its affiliates) selected by the Calculation Agent after consultation with the Company, prior to 9:00 a.m., New York City time, on such Federal Funds Rate Interest Determination Date; provided, however, that if the brokers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Federal Funds Rate determined as of such Federal Funds Rate Interest Determination Date will be the Federal Funds Rate in effect on such Federal Funds Rate Interest Determination Date.

     LIBOR. If an Interest Rate Basis for any Remarketed Note is specified in the applicable Floating Interest Rate Notice as "LIBOR," LIBOR means the rate determined by the Calculation Agent as of the applicable Interest Determination Date (a "LIBOR Interest Determination Date") in accordance with the following provisions:

          (i) if (a) "LIBOR Reuters" is specified in the applicable Floating Interest Rate Notice, the arithmetic mean of the offered rates (unless the Designated LIBOR Page (as defined below) by its terms provides only for a single rate, in which case such single rate will be used) for deposits in the Index Currency having the Index Maturity specified in the applicable Floating Interest Rate Notice, commencing on the applicable Interest Reset Date, that appear (or, if only a single rate is required as aforesaid, appears) on the Designated LIBOR Page (as defined below) as of 11:00 a.m., London time, on such LIBOR Interest Determination Date, or (b) "LIBOR Telerate" is specified in the applicable Floating Interest Rate Notice, or if neither "LIBOR Reuters" nor "LIBOR Telerate" is specified in the applicable Floating Interest Rate Notice as the method for calculating LIBOR, the rate for deposits in the Index Currency having the Index Maturity specified in the applicable Floating Interest Rate Notice, commencing on such Interest Reset Date, that appears on the Designated LIBOR Page as of 11:00 a.m., London time, on such LIBOR Interest Determination Date. If fewer than two such offered rates appear, or if no such rate appears, as applicable, LIBOR on such LIBOR Interest Determination Date will be determined in accordance with the provisions described in clause (ii) below.

          (ii) With respect to a LIBOR Interest Determination Date on which fewer than two offered rates appear, or no rate appears, as the case may be, on the Designated LIBOR Page as specified in clause (i) above, the Calculation Agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the Calculation Agent, after consultation with the Company, to provide the Calculation Agent with its offered quotation for deposits in the Index Currency for the period of the Index Maturity specified in the applicable Floating Interest Rate Notice, commencing on the applicable Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such LIBOR Interest Determination Date and in a principal amount that is representative for a single transaction in such Index Currency in such market at such time. If at least two such quotations are so provided, then LIBOR on such LIBOR Interest Determination Date will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, then LIBOR on such LIBOR Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in the applicable Principal Financial Center, on such LIBOR Interest Determination Date by three major banks in such Principal Financial Center selected by the Calculation Agent, after consultation with the Company, for loans in the Index Currency to leading European banks, having the Index Maturity specified in the applicable Floating Interest Rate Notice and in a principal amount that is representative for a single transaction in such Index Currency in such market at such time; provided, however, that if the banks so selected by the Calculation Agent are not quoting as mentioned in this sentence, LIBOR determined as of such LIBOR Interest Determination Date will be LIBOR in effect on such LIBOR Interest Determination Date.

     "Index Currency" means the currency or composite currency specified in the applicable Floating Interest Rate Notice as to which LIBOR will be calculated. If no such currency or composite currency is specified in the applicable Floating Interest Rate Notice, the Index Currency will be United States dollars.

     "Principal Financial Center" means the capital city of the country issuing the Index Currency, except that with respect to United States dollars, Australian dollars, Deutsche marks, Dutch guilders, Italian lire, Swiss francs and ECUs, the Principal Financial Center will be The City of New York, Sydney, Frankfurt, Amsterdam, Milan, Zurich and Luxembourg, respectively.

     "Designated LIBOR Page" means (a) if "LIBOR Reuters" is specified in the applicable Floating Interest Rate Notice, the display on the Reuter Monitor Money Rates Service (or any successor service) on the page specified in such Floating Interest Rate Notice (or any other page as may replace such page on such service) for the purpose of displaying the London interbank rates of major banks for the Index Currency, or (b) if "LIBOR Telerate" is specified in the applicable Floating Interest Rate Notice or neither "LIBOR Reuters" nor "LIBOR Telerate" is specified in the applicable Floating Interest Rate Notice as the method for calculating LIBOR, the display on the Dow Jones Markets Limited (or any successor service) on the page specified in such Floating Interest Rate Notice (or any other page as may replace such page on such service) for the purpose of displaying the London interbank rates of major banks for the Index Currency.

     Prime Rate. If an Interest Rate Basis for any Remarketed Note is specified in the applicable Floating Interest Rate Notice as the "Prime Rate", Prime Rate means, with respect to any Interest Determination Date relating to a Remarketed Note for which the interest rate is determined with reference to the Prime Rate (a "Prime Rate Interest Determination Date"), the rate on such date as such rate is published in H.15(519) under the heading "Bank Prime Loan." If such rate is not published prior to 3:00 p.m., New York City time, on the related Calculation Date, then the Prime Rate will be the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters Screen U.S. PRIME 1 Page (as defined below) as such bank's prime rate or base lending rate as in effect for such Prime Rate Interest Determination Date. If fewer than four such rates appear on the Reuters Screen U.S. PRIME 1 Page for such Prime Rate Interest Determination Date, the Prime Rate will be the arithmetic mean of the prime rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on such Prime Rate Interest Determination Date by four major money center banks (which may include Bankers Trust Company) in The City of New York selected by the Calculation Agent, after consultation with the Company. If fewer than four such quotations are so provided, the Prime Rate will be the arithmetic mean of four prime rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on such Prime Rate Interest Determination Date as furnished in The City of New York by the major money center banks, if any, that have provided such quotations and by as many substitute banks or trust companies (which may include Bankers Trust Company) as necessary in order to obtain four such prime rate quotations, provided such substitute banks or trust companies are organized and doing business under the laws of the United States, or any State thereof, have total equity capital of at least U.S.$500 million and are each subject to supervision or examination by Federal or State authority, selected by the Calculation Agent, after consultation with the Company, to provide such rate or rates; provided, however, that if the banks or trust companies so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Prime Rate determined as of such Prime Rate Interest Determination Date will be the Prime Rate in effect on such Prime Rate Interest Determination Date.

     "Reuters Screen U.S. PRIME 1 Page" means the display designated as page "U.S. PRIME 1" on the Reuter Monitor Money Rates Service (or any successor service) on the U.S. PRIME 1 Page (or such other page as may replace the U.S. PRIME 1 Page on such service) for the purpose of displaying prime rates or base lending rates of major United States banks.

     Treasury Rate. If an Interest Rate Basis for any Remarketed Note is specified in the applicable Floating Interest Rate Notice as the "Treasury Rate," Treasury Rate means, with respect to any Interest Determination Date relating to a Remarketed Note for which the interest rate is determined with reference to the Treasury Rate (a "Treasury Rate Interest Determination Date"), as the rate from the auction held on such Treasury Rate Interest Determination Date (the "Auction") of direct obligations of the United States ("Treasury Bills") having the Index Maturity specified in the applicable Floating Interest Rate Notice, as such rate is published in H.15(519) under the heading "Treasury Bills-auction average (investment)" or, if not published by 3:00 p.m., New York City time, on the related Calculation Date, the auction average rate of such Treasury Bills (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) as otherwise announced by the United States Department of the Treasury. In the event that the results of the Auction of Treasury Bills having the Index Maturity specified in the applicable Floating Interest Rate Notice are not reported as provided above by 3:00 p.m., New York City time, on such Calculation Date, or if no such Auction is held, then the Treasury Rate will be calculated by the Calculation Agent, and will be a yield to maturity (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 p.m., New York City time, on such Treasury Rate Interest Determination Date, of three leading primary United States government securities dealers (which may include the Remarketing Agent or its affiliates) selected by the Calculation Agent, after consultation with the Company, for the issue of Treasury Bills with a remaining maturity closest to the Index Maturity specified in the applicable Floating Interest Rate Notice; provided, however, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Treasury Rate determined as of such Treasury Rate Interest Determination Date will be the Treasury Rate in effect on such Treasury Rate Interest Determination Date.

SECURITY; PLEDGE OF MORTGAGE BONDS

     Unless otherwise set forth in the applicable Prospectus Supplement, each series of Remarketed Notes will be secured as to payment of principal, interest and premium, if any, as set forth below.

     General. In order to secure the obligation of the Company to pay the principal of (and premium, if any) and interest on the Remarketed Notes of each series, the Company will issue and deliver to and pledge with the Trustee its Mortgage Bond. (Section 401) The aggregate principal amount of the Remarketed Notes outstanding and maximum aggregate amount of premium thereon, if any, will not exceed the aggregate principal amount of the related Mortgage Bonds pledged with and held by the Trustee. The Mortgage Bonds will bear interest at times and in amounts sufficient to provide for the payment of interest on the related Remarketed Notes and also will be redeemed at times and in amounts that correspond to the required payments of principal of and any premium on the related Remarketed Notes. Payments on the Remarketed Notes will satisfy payment obligations on the underlying Mortgage Bonds. The Mortgage Bonds will be secured by a first mortgage lien on certain property owned by the Company and will rank on a parity with all other general and refunding mortgage bonds of the Company. As of March 31, 1998, the Company had outstanding approximately $3.0 billion aggregate principal amount of General and Refunding Mortgage Bonds. See "Provisions Applicable to General and Refunding Mortgage Bonds."

     Satisfaction of Payment Obligation on Mortgage Bond. The interest rate on the Mortgage Bond will be equal to the aggregate interest due on the related Remarketed Notes. The Indenture provides that the obligation of the Company to make any payment of the principal of (and premium, if any) or interest on the Mortgage Bond will be deemed to have been satisfied and discharged to the extent that at the time any such payment shall be due, the then due principal of (and premium, if any) or interest on the related Remarketed Notes, shall have been paid, deemed to have been paid or otherwise satisfied and discharged. In addition, such obligation to make any payment of the principal of (and premium, if any) or interest on the Mortgage Bond at any time shall be deemed to have been satisfied and discharged to the extent that the amount of the Company's obligation to make any payment of the principal of (and premium, if any) or interest on the Mortgage Bond exceeds the obligation of the Company at that time to make any payment of the principal of (and premium, if any) or interest on the related Remarketed Notes.

     Redemption of Mortgage Bond. The Company covenants and agrees in the Indenture that upon the required payment of principal or premium, if any, becoming due and payable with respect to any Remarketed Notes, it will redeem the related Mortgage Bond in an aggregate principal amount equal to the amount becoming due and payable on such Remarketed Notes, plus accrued interest; provided, however, that the Company's obligation to redeem such Mortgage Bond will be fully or partially deemed to have been satisfied and discharged to the extent that at the time any such payment shall be due, the then due aggregate principal amount of the Remarketed Notes, plus the aggregate amount of any premium on, or accrued interest to the redemption date for, such Remarketed Notes shall have been fully or partially paid, deemed to have been paid or otherwise satisfied and discharged. Except for such redemption, the Company covenants that it will not redeem the Mortgage Bond or take any action that will result in the Mortgage Trustee or the Company incurring an obligation to redeem the Mortgage Bond. (Section 404)

     Surrender and Exchange of Mortgage Bonds. The Trustee will surrender to the Mortgage Trustee for cancellation the Mortgage Bonds in an aggregate principal amount equal to the aggregate principal amount of any other Mortgage Bond delivered to and pledged with the Trustee pursuant to the Indenture in exchange therefor; provided that the Mortgage Bonds so delivered to and pledged with the Trustee contain no provisions that would impair the benefit of the lien of the Mortgage in favor of the holders of the related Remarketed Notes. (Section 406(c))

EVENTS OF DEFAULT

     In addition to the Events of Default set forth above under "Provisions Applicable to All Debt Securities Other than Mortgage Bonds -- Events of Default", any one of the following events will constitute an Event of Default under the Indenture with respect to the Remarketed Notes of any series: (a) failure by the Company to comply with the provisions of the Indenture relating to the pledge of the Mortgage Bonds in respect of such series or to the provisions of such Mortgage Bonds; (b) failure by the Company to purchase Remarketed Notes of such series held by the Liquidity Provider pursuant to the Standby Note Purchase Agreement, if any, continued for 60 days after written notice as provided in the Indenture; and (c) the occurrence of a "default" as such term is defined in the Mortgage. (Section 601)

     The Indenture provides that within 90 days after the occurrence of any Event of Default thereunder with respect to the Remarketed Notes of any series, the Trustee shall transmit, in the manner set forth in the Indenture, notice of such Event of Default to the holders of the Remarketed Notes of such series unless such Event of Default has been cured or waived; provided however, that except in the case of a default in the payment of the principal of (or premium, if any) or interest on any such Remarketed Note of such series or a failure by the Company to comply with the provisions of the Indenture relating to the Mortgage Bonds or to the provisions of such Mortgage Bonds, the Trustee may withhold such notice if and so long as the board of directors, the executive committee or a trust committee of directors or Responsible Officers of the Trustee has in good faith determined that the withholding of such notice is in the interest of the holders of Remarketed Notes of such series; and provided, further, that in the case of any default referred to in clause (a) of the preceding paragraph with respect to the Remarketed Notes of such series, no such notice to holders shall be given until at least 60 days after the occurrence thereof. (Section 701)

     If an Event of Default occurs and is continuing with respect to the Remarketed Notes of any series, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the holders of Remarketed Notes of such series by all appropriate judicial proceedings, including the rights of the Trustee as the holder of the related Mortgage Bonds; provided, however, that the Trustee shall not have the power to sell the related Mortgage Bonds. (Section 603)

MODIFICATION AND WAIVER

     In addition to the provisions set forth above under "Provisions Applicable to All Debt Securities Other than Mortgage Bonds -- Modification and Waiver," no modification or amendment to the Indenture may, without the consent of each holder of Remarketed Notes affected thereby, modify or change the provisions of the Indenture relating to the pledge of the Mortgage Bond relating to any Remarketed Note or modify or change the provisions of the Mortgage or the related Mortgage Bond in a manner that is adverse to holders of any Remarketed Notes. (Section 1002)

THE STANDBY NOTE PURCHASE AGREEMENT

     In order to fulfill its obligations under the Special Mandatory Purchase Right, the Company may from time to time, at its option, enter into a Standby Note Purchase Agreement (the "Standby Note

Purchase Agreement") with one or more banks or other credit providers (referred to individually and collectively herein as the "Liquidity Provider"), each of which, unless otherwise provided in the applicable Prospectus Supplement, has
(i) obligations such as those under the Standby Note Purchase Agreement that are exempt from registration under the Act, (ii) long term senior debt ratings by Standard & Poor's Rating Services and Moody's Investors Service, Inc. at least equal to those of the Company as of the date of the Standby Note Purchase Agreement and (iii) minimum combined capital and surplus of at least $50,000,000.

     The Company will retain the right to replace or add Liquidity Providers at any time. Purchasers of the Remarketed Notes should not rely upon the presence of Liquidity Providers in making an investment decision regarding the Remarketed Notes.

     Beneficial Owners of the Remarketed Notes will receive amounts advanced by the Liquidity Provider to the Remarketing Agent pursuant to any Standby Note Purchase Agreement in payment of the purchase price for Remarketed Notes subject to a Special Mandatory Purchase. See "Provisions Applicable to Remarketed Notes -- Purchase and Redemption of Remarketed Notes -- Special Mandatory Purchase." Pursuant to the Standby Note Purchase Agreement, if any, the Liquidity Provider will be obligated, upon receipt of an appropriate demand for payment from the Remarketing Agent and so long as the Company is in compliance with the terms and conditions thereof, to purchase unremarketed Remarketed Notes in any Special Mandatory Purchase at a price equal to 100% of the outstanding principal amount thereof. Any such purchase will be effected upon the Liquidity Provider's receipt of notification of a failed remarketing not later than 12:00 o'clock noon, New York City time, on the date of the Special Mandatory Purchase by the deposit of same-day funds by the Liquidity Provider with the Remarketing Agent not later than 3:00 p.m., New York City time on such date. See "Provisions Applicable to Remarketed Notes -- Purchase and Redemption of Remarketed Notes." Notwithstanding the existence of the Standby Note Purchase Agreement, if any, the Company will be responsible for paying the accrued interest, if any, on any unremarketed Remarketed Notes by depositing sufficient same-day funds therefor with the Remarketing Agent not later than 3:00 p.m., New York City time, on the applicable date of Special Mandatory Purchase.

     The Liquidity Provider's obligation to advance funds will be subject to conditions specified in the Standby Note Purchase Agreement. Unless otherwise indicated in the applicable Prospectus Supplement, such conditions include: receipt by the Liquidity Provider of various documents, certificates and opinions from the Company; the continued accuracy of representations and warranties (other than with respect to material adverse change and litigation) made by the Company in the Standby Note Purchase Agreement; that no event has occurred and is continuing which would constitute an Event of Default under the Standby Note Purchase Agreement (such events include failure by the Company to pay amounts owing under the Standby Note Purchase Agreement, inaccuracy of representations and warranties when made, failure to perform covenants under the Standby Note Purchase Agreement, failure to pay any debt owing by the Company in excess of $10,000,000, certain events of bankruptcy or insolvency of the Company, an Event of Default under the Indenture or failure to maintain the security interest thereunder and the non-enforceability of certain related documents); and receipt by the Liquidity Provider of a properly completed notice of a failed remarketing and a borrowing request from the Remarketing Agent.

     The Company may indemnify a Liquidity Provider against certain liabilities arising out of or in connection with its duties under the Standby Note Purchase Agreement. A form of the Standby Note Purchase Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The summaries of certain provisions of any Standby Note Purchase Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of such Standby Note Purchase Agreement.

PROVISIONS APPLICABLE TO SUBORDINATED DEBT SECURITIES

GENERAL

     Subordinated Debt Securities will be issued under the Indenture and will rank pari passu with certain other subordinated debt of the Company that may be outstanding from time to time and will rank junior to all Senior Indebtedness of the Company (including any Senior Debt Securities) that may be outstanding from time to time.

SUBORDINATION

     The payment of the principal of (and premium, if any) and interest on the Subordinated Debt Securities is expressly subordinated, to the extent and in the manner set forth in the Indenture, in right of payment to the prior payment in full of all Senior Indebtedness of the Company. (Section 401 of the Supplemental Indenture Creating Subordinated Debt Securities).

     Upon (i) any acceleration of the principal amount due on the Subordinated Debt Securities or (ii) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon any dissolution or winding-up or total or partial liquidation or reorganization of the Company, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all principal and premium, if any, and interest due upon all Senior Indebtedness shall first be paid in full, or payment thereof provided for in money or money's worth in accordance with its terms, before any payment is made on account of the principal of, premium, if any, or interest on the indebtedness evidenced by the Subordinated Debt Securities, and upon any such dissolution or winding-up or liquidation or reorganization any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the Holders of the Subordinated Debt Securities would be entitled, except for the provisions of the Indenture, shall (subject to the power of a court of competent jurisdiction to make other equitable provision reflecting the rights conferred by the provisions of the Subordinated Debt Securities upon the Senior Indebtedness and the holders thereof with respect to the Subordinated Debt Securities and the Holders thereof by a lawful plan of reorganization under applicable bankruptcy law), be paid by the Company or any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution, or by the Holders of the Subordinated Debt Securities if received by them, directly to the holders of Senior Indebtedness (pro rata to each such holder on the basis of the respective amounts of Senior Indebtedness held by such holder) or their representatives, to the extent necessary to pay all Senior Indebtedness (including interest thereon) in full, in money or money's worth, after giving effect to any concurrent payments or distribution to or for the holders of Senior Indebtedness, before any payment or distribution is made to the Holders of the indebtedness evidenced by the Subordinated Debt Securities. The consolidation of the Company with or the merger of the Company into another Person or the liquidation or dissolution of the Company following the conveyance or transfer of its property as an entirety, or substantially as an entirety, to another Person upon the terms and conditions provided in the Indenture shall not be deemed a dissolution, winding-up, liquidation or reorganization for these purposes.

     In the event that any payment or distribution of assets of the Company of any kind or character not permitted by the foregoing provisions, whether in cash, property or securities, shall be received by the Holders of Subordinated Debt Securities before all Senior Indebtedness is paid in full, or provision made for such payment, in accordance with its terms, such payment or distribution shall be held in trust for the benefit of, and shall be paid over or delivered to, the holders of such Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full in accordance with its terms, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

     No payment on account of principal of, premium, if any, sinking funds or interest on the Subordinated Debt Securities shall be made unless full payment of amounts then due for principal, premium, if any, sinking funds and interest on any Senior Indebtedness has been made or duly provided for in money or money's worth in accordance with the terms of such Senior Indebtedness. No payment on account of principal, premium, if any, sinking funds or interest on the Subordinated Debt Securities shall be made if, at the time of such payment or immediately after giving effect thereto, (i) there shall exist a default in the payment of principal, premium, if any, sinking fund or interest with respect to any Senior Indebtedness, or (ii) there shall have occurred an event or default (other than a default in the payment of principal, premium, if any, sinking funds or interest) with respect to any Senior Indebtedness, as defined therein or in the instrument under which the same is outstanding, permitting the holders thereof to accelerate the maturity thereof, and such event of default shall not have been cured or waived or shall not have ceased to exist.

SUBROGATION

     From and after the payment in full of all Senior Indebtedness, the Holders of the Subordinated Debt Securities (together with the holders of any other indebtedness of the Company which is subordinate in right of payment to the payment in full of all Senior Indebtedness, which is not subordinate in right of payment to the Subordinated Debt Securities and which by its terms grants such right of subrogation to the holder thereof) shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets or securities of the Company applicable to the Senior Indebtedness until the Subordinated Debt Securities shall be paid in full, and, for the purposes of such subrogation, no such payments or distributions to the holders of Senior Indebtedness of assets or securities, which otherwise would have been payable or distributable to Holders of the Subordinated Debt Securities, shall, as between the Company, its creditors other than the holders of Senior Indebtedness, and the Holders of the Subordinated Debt Securities, be deemed to be a payment by the Company to or on account of the Senior Indebtedness, it being understood that these provisions of the Indenture are and are intended solely for the purpose of defining the relative rights of the Holders of the Subordinated Debt Securities, on the one hand, and the holders of the Senior Indebtedness, on the other hand, and nothing contained in the Indenture is intended to or shall impair as between the Company, its creditors other than the holders of Senior Indebtedness, and the holders of the Subordinated Debt Securities, the obligation of the Company, which is unconditional and absolute, to pay to the Holders of the Subordinated Debt Securities the principal of and interest on the Subordinated Debt Securities as and when the same shall become due and payable in accordance with their terms, or to affect the relative rights of the Holders of the Subordinated Securities and creditors of the Company other than the holders of the Senior Indebtedness, nor shall anything therein prevent the Holder of any Subordinated Debt Security from exercising all remedies otherwise permitted by applicable law upon default under such Subordinated Debt Security subject to the rights of the holders of Senior Indebtedness to receive cash, property or securities of the Company otherwise payable or deliverable to the Holders of the Subordinated Debt Securities or to a representative of such Holders, on their behalf.

     The term "Senior Indebtedness" is defined in the Indenture as indebtedness incurred by the Company for money borrowed whether outstanding on the date hereof or incurred in the future, all deferrals, renewals or extensions of any such indebtedness and all evidences of indebtedness issued in exchange for any such indebtedness and guarantees by the Company of the foregoing items of indebtedness for money borrowed by persons other than the Company and all obligations as lessee under any and all leases of property, equipment and other assets required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles, unless, in any such case, such indebtedness, guarantee or obligation provides by its terms that it shall not constitute Senior Indebtedness.

     If Subordinated Debt Securities are issued under the Indenture, the aggregate principal amount of Senior Indebtedness outstanding as of a recent date will be set forth in the Prospectus Supplement. The Indenture does not restrict the amount of Senior Indebtedness that the Company may incur.

                           DTC BOOK-ENTRY-ONLY SYSTEM

     Upon issuance, the Debt Securities will be represented by a global security or securities (the "Global Security"). The Global Security representing the Debt Securities will be deposited with, or on behalf of, DTC. Upon the issuance of such Global Security, DTC or its nominee will credit the accounts of persons held with it with the respective principal or face amounts of the Debt Securities represented by such Global Security. Ownership of beneficial interests in such Global Security will be limited to persons that have accounts with DTC ("participants") or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to acquire or transfer beneficial interests in such Global Security.

     Payment of principal of and interest on the Debt Securities will be made to DTC or its nominee, as the case may be, as the sole registered owner and holder of the Global Security for all purposes under the Indenture. Neither the Company, the Trustee nor, in the case of any series of Remarketed Notes, the Remarketing Agent nor any agent of the Company or the Trustee will have any responsibility or liability for any aspect of DTC's records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any of DTC's records relating to such beneficial ownership interests.

     The Company has been advised by DTC that upon receipt of any payment of principal of or interest on any Global Security, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security as shown on the records of DTC. Payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

     The Global Security may not be transferred except as a whole by DTC to a nominee of DTC. The Global Security representing the Debt Securities is exchangeable for certificated Debt Securities only if (x) DTC notifies the Company that it is unwilling or unable to continue as DTC for such Global Security or if at any time DTC ceases to be a clearing agency registered under the 1934 Act and the Company fails within 90 days thereafter to appoint a successor, (y) the Company in its sole discretion determines that such Global Security shall be exchangeable or (z) there shall have occurred and be continuing an Event of Default (as defined in the Indenture) or an event which with the giving of notice or lapse of time or both, would constitute an Event of Default with respect to the Debt Securities represented by such Global Security. In such event, the Company will issue Debt Securities in certificated form in exchange for such Global Security. In any such instance, an owner of a beneficial interest in the Global Security will be entitled to physical delivery in certificated form of Debt Securities equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Debt Securities so issued in certificated form will be issued in denominations of $1,000 or any larger amount that is an integral multiple thereof, and will be issued in registered form only, without coupons. Subject to the foregoing, neither Global Security is exchangeable, except for a Global Security of Debt Securities of like denomination to be registered in the name of DTC or its nominee.

     So long as DTC, or its nominee, is the registered owner of a Global Security, or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for the purposes of receiving payment on such Debt Securities, receiving notices and for all other purposes under the Indenture and such Debt Securities. Beneficial interests in any series of Debt Securities will be evidenced only by, and transfer thereof will be effected only through, records maintained by DTC and its participants. Except as provided herein, owners of beneficial interests in any Global Security will not be entitled to and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of DTC, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. DTC will not consent or vote with respect to the Global Security representing a series of Debt Securities. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s (DTC's partnership nominee) consenting or voting rights to those participants to whose accounts the Debt Securities of a series are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

     DTC has advised the Company that DTC is a limited-purpose trust company organized under New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the 1934 Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

SAME-DAY SETTLEMENT AND PAYMENT

     Unless otherwise indicated in the applicable Prospectus Supplement, settlement for the Debt Securities will be made by a purchaser in immediately available funds. While the Debt Securities are in the book-entry-only system described above, all payments of principal and interest will be made by the Trustee or, in the case of any series of Remarketed Notes, the Remarketing Agent on behalf of the Company to DTC in immediately available funds.

     The Debt Securities will trade in DTC's Same-Day Fund Settlement System until maturity or until such debt securities are issued in definitive form, and secondary market trading activity in the Debt Securities will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on the trading activity in the Debt Securities.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following summary, which is based upon the advice of Brown & Wood LLP, special tax counsel to the Company, whose opinion is set forth herein, of certain United States Federal income tax consequences of the purchase, ownership and disposition of the Debt Securities is based upon laws, regulations, rulings and decisions now in effect (or, in the case of certain regulations, in proposed form), all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with Debt Securities held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Debt Securities as a hedge against currency risks or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the Debt Securities should consult their own tax advisors concerning the application of United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Debt Securities arising under the laws of any other taxing jurisdiction.

     As used herein, the term "U.S. Holder" means a beneficial owner of a Debt Security that is for United States Federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to United States Federal income taxation regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision of the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (v) any other person whose income or gain in respect of a Debt Security is effectively connected with the conduct of a United States trade or business. As used herein, the term "non-U.S. Holder" means a holder of a Debt Security that is not a U.S. Holder.

U.S. HOLDERS

     Payments of Interest. Payments of interest on a Debt Security generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting).

     Original Issue Discount. The following summary is a general discussion of the United States Federal income tax consequences to U.S. Holders of the purchase, ownership and disposition of Debt Securities issued with original issue discount ("Discount Debt Securities"). The following summary is based upon final Treasury regulations (the "OID Regulations") released by the Internal Revenue Service ("IRS") on January 27, 1994, as amended on June 11, 1996, under the original issue discount provisions of the Code.

     For United States federal income tax purposes, original issue discount is the excess of the stated redemption price at maturity of a Debt Security over its issue price, if such excess equals or exceeds a de minimis amount (generally 1/4 of 1% of the Debt Security's stated redemption price at maturity multiplied by the number of complete years to its maturity from its issue date or, in the case of a Debt Security providing for the payment of any amount other than qualified stated interest (as defined below) prior to maturity, multiplied by the weighted average maturity of such Debt Security). The issue price of each Debt Security in an issue of Debt Securities equals the first price at which a substantial amount of such Debt Securities has been sold (ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). The stated redemption price at maturity of a Debt Security is the sum of all payments provided by the Debt Security other than "qualified stated interest" payments. The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate. In addition, under the OID Regulations, if a Debt Security bears interest for one or more accrual periods at a rate below the rate applicable for the remaining term of such Debt Security (e.g., Debt Securities with teaser rates or interest holidays), and if the greater of either the resulting foregone interest on such Debt Security or any "true" discount on such Debt Security (i.e., the excess of the Debt Security's stated principal amount over its issue price) equals or exceeds a specified de minimis amount, then the stated interest on the Debt Security would be treated as original issue discount rather than qualified stated interest.

     Payments of qualified stated interest on a Debt Security are taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting). A U.S. Holder of a Discount Debt Security must include original issue discount in income as ordinary interest for United States Federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of such U.S. Holder's regular method of tax accounting. In general, the amount of original issue discount included in income by the initial U.S. Holder of a Discount Debt Security is the sum of the daily portions of original issue discount with respect to such Discount Debt Security for each day during the taxable year (or portion of the taxable year) on which such U.S. Holder held such Discount Debt Security. The "daily portion" of original issue discount on any Discount Debt Security is determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that accrual period. An "accrual period" may be of any length and the accrual periods may vary in length over the term of the Discount Debt Security, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The amount of original issue discount allocable to each accrual period is generally equal to the difference between (i) the product of the Discount Debt Security's adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period) and (ii) the amount of any qualified stated interest payments allocable to such accrual period. The "adjusted issue price" of a Discount Debt Security at the beginning of any accrual period is the sum of the issue price of the Discount Debt Security plus the amount of original issue discount allocable to all prior accrual periods minus the amount of any prior payments on the Discount Debt Security that were not qualified stated interest payments. Under these rules, U.S. Holders generally will have to include in income increasingly greater amounts of original issue discount in successive accrual periods.

     A U.S. Holder who purchases a Discount Debt Security for an amount that is greater than its adjusted issue price as of the purchase date and less than or equal to the sum of all amounts payable on the Discount Debt Security after the purchase date other than payments of qualified stated interest, will be considered to have purchased the Discount Debt Security at an "acquisition premium." Under the acquisition premium rules, the amount of original issue discount which such U.S. Holder must include in its gross income with respect to such Discount Debt Security for any taxable year (or portion thereof in which the U.S. Holder holds the Discount Debt Security) will be reduced (but not below zero) by the portion of the acquisition premium properly allocable to the period.

     Under the OID Regulations, Floating Rate Debt Securities and Indexed Debt Securities ("Variable Debt Securities") are subject to special rules whereby a Variable Debt Security will qualify as a "variable rate debt instrument" if (a) its issue price does not exceed the total noncontingent principal payments due under the Variable Debt Security by more than a specified de minimis amount and
(b) it provides for stated interest, paid or compounded at least annually, at current values of (i) one or more qualified floating rates, (ii) a single fixed rate and one or more qualified floating rates, (iii) a single objective rate, or
(iv) a single fixed rate and a single objective rate that is a qualified inverse floating rate.

     A "qualified floating rate" is any variable rate where variations in the value of such rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Variable Debt Security is denominated. Although a multiple of a qualified floating rate will generally not itself constitute a qualified floating rate, a variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than 0.65 but not more than 1.35 will constitute a qualified floating rate. A variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate, will also constitute a qualified floating rate. In addition, under the OID Regulations, two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Variable Debt Security (e.g., two or more qualified floating rates with values within 25 basis points of each other as determined on the Variable Debt Security's issue date) will be treated as a single qualified floating rate. Notwithstanding the foregoing, a variable rate that would otherwise constitute a qualified floating rate but which is subject to one or more restrictions such as a maximum numerical limitation (i.e., a cap) or a minimum numerical limitation (i.e., a floor) may, under certain circumstances, fail to be treated as a qualified floating rate under the OID Regulations unless such cap or floor is fixed throughout the term of the Debt Security. An "objective rate" is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula and that is based on objective financial or economic information. A rate will not qualify as an objective rate if it is based on information that is within the control of the issuer (or a related party) or that is unique to the circumstances of the issuer (or a related party), such as dividends, profits, or the value of the issuer's stock (although a rate does not fail to be an objective rate merely because it is based on the credit quality of the issuer). A "qualified inverse floating rate" is any objective rate where such rate is equal to a fixed rate minus a qualified floating rate, as long as variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate. The OID Regulations also provide that if a Variable Debt Security provides for stated interest at a fixed rate for an initial period of one year or less followed by a variable rate that is either a qualified floating rate or an objective rate and if the variable rate on the Variable Debt Security's issue date is intended to approximate the fixed rate (e.g., the value of the variable rate on the issue date does not differ from the value of the fixed rate by more than 25 basis points), then the fixed rate and the variable rate together will constitute either a single qualified floating rate or objective rate, as the case may be.

     If a Variable Debt Security that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof qualifies as a "variable rate debt instrument" under the OID Regulations and if the interest on such Debt Security is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually, then all stated interest on the Debt Security will constitute qualified stated interest and will be taxed accordingly. Thus, a Variable Debt Security that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof and that qualifies as a "variable rate debt instrument" under the OID Regulations will generally not be treated as having been issued with original issue discount unless the Variable Debt Security is issued at a "true" discount (i.e., at a price below the Debt Security's stated principal amount) in excess of a specified de minimis amount. The amount of qualified stated interest and the amount of original issue discount, if any, that accrues during an accrual period on such a Variable Debt Security is determined under the rules applicable to fixed rate debt instruments by assuming that the variable rate is a fixed rate equal to (i) in the case of a qualified floating rate or qualified inverse floating rate, the value, as of the issue date, of the qualified floating rate or qualified inverse floating rate, or (ii) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the Variable Debt Security. The qualified stated interest allocable to an accrual period is increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period pursuant to the foregoing rules.

     In general, any other Variable Debt Security that qualifies as a "variable rate debt instrument" will be converted into an "equivalent" fixed rate debt instrument for purposes of determining the amount and accrual of original issue discount and qualified stated interest on the Variable Debt Security. The OID Regulations generally require that such a Variable Debt Security be converted into an "equivalent" fixed rate debt instrument by substituting any qualified floating rate or qualified inverse floating rate provided for under the terms of the Variable Debt Security with a fixed rate equal to the value of the qualified floating rate or qualified inverse floating rate, as the case may be, as of the Variable Debt Security's issue date. Any objective rate (other than a qualified inverse floating rate) provided for under the terms of the Variable Debt Security is converted into a fixed rate that reflects the yield that is reasonably expected for the Variable Debt Security. In the case of a Variable Debt Security that qualifies as a "variable rate debt instrument" and provides for stated interest at a fixed rate in addition to either one or more qualified floating rates or a qualified inverse floating rate, the fixed rate is initially converted into a qualified floating rate (or a qualified inverse floating rate, if the Variable Debt Security provides for a qualified inverse floating rate). Under such circumstances, the qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the Variable Debt Security as of the Variable Debt Security's issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for either the qualified floating rate or qualified inverse floating rate rather than the fixed rate. Subsequent to converting the fixed rate into either a qualified floating rate or a qualified inverse floating rate, the Variable Debt Security is then converted into an "equivalent" fixed rate debt instrument in the manner described above.

     Once the Variable Debt Security is converted into an "equivalent" fixed rate debt instrument pursuant to the foregoing rules, the amount of original issue discount and qualified stated interest, if any, are determined for the "equivalent" fixed rate debt instrument by applying the general original issue discount rules to the "equivalent" fixed rate debt instrument and a U.S. Holder of the Variable Debt Security will account for such original issue discount and qualified stated interest as if the U.S. Holder held the "equivalent" fixed rate debt instrument. In each accrual period appropriate adjustments will be made to the amount of qualified stated interest or original issue discount assumed to have been accrued or paid with respect to the "equivalent" fixed rate debt instrument in the event that such amounts differ from the actual amount of interest accrued or paid on the Variable Debt Security during the accrual period.

     If a Variable Debt Security does not qualify as a "variable rate debt instrument" under the OID Regulations, then the Variable Debt Security would be treated as a contingent payment debt obligation. U.S. Holders should be aware that on June 11, 1996, the Treasury Department issued final regulations (the "CPDI Regulations") concerning the proper United States Federal income tax treatment of contingent payment debt instruments. In general, the CPDI Regulations would cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of current United States Federal income tax law. Specifically, the CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as such interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument will be treated as ordinary income and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations apply to debt instruments issued on or after August 13, 1996. The proper United States Federal income tax treatment of Variable Debt Securities that are treated as contingent payment debt obligations will be more fully described in the applicable Prospectus Supplement. Furthermore, any other special United States Federal income tax considerations, not otherwise discussed herein, which are applicable to any particular issue of Debt Securities will be discussed in the applicable Prospectus Supplement.

     Certain of the Debt Securities (i) may be redeemable at the option of the Company prior to their stated maturity (a "call option") and/or (ii) may be repayable at the option of the holder prior to their stated maturity (a "put option"). Debt Securities containing such features may be subject to rules that differ from the general rules discussed above. Investors intending to purchase Debt Securities with such features should consult their own tax advisors, since the original issue discount consequences will depend, in part, on the particular terms and features of the purchased Debt Securities.

     U.S. Holders may generally, upon election, include in income all interest (including stated interest, acquisition discount, original issue discount, de minimis original issue discount, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) that accrues on a debt instrument by using the constant yield method applicable to original issue discount, subject to certain limitations and exceptions.

     Remarketed Notes. The proper United States Federal income tax treatment of Remarketed Notes is uncertain. Because the Remarketed Notes are subject to mandatory tender to the Remarketing Agent at par on each Interest Rate Adjustment Date, the Remarketed Notes may be treated as maturing on the initial Interest Rate Adjustment Date and each Interest Rate Adjustment Date thereafter for United States Federal income tax purposes. Under the foregoing treatment, interest on the Remarketed Notes would generally be taxable as ordinary income for United States Federal income tax purposes when received or accrued by a U.S. Holder in accordance with such holder's regular method of tax accounting because such interest would constitute qualified stated interest. However, it is possible that the Remarketed Notes may be treated for United States Federal income tax purposes as maturing only on the final Stated Maturity therefor. Under such analysis, in general, the proper treatment of Remarketed Notes will generally depend upon whether the Remarketed Notes qualify as "variable rate debt instruments" or, alternatively, are treated as contingent payment debt instruments.

     Although the matter is not free from doubt, each Commercial Paper Term Mode and the Long Term Rate Mode should individually constitute separate qualified floating rates under the OID Regulations since the interest rate for Remarketed Notes in either a Commercial Paper Term Mode or the Long Term Rate Mode will be periodically reset to a market rate pursuant to a remarketing and such remarketing can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Remarketed Notes are denominated. In addition, the IRS has announced in IRS Notice 88-90, I.R.B. 1988-34, that payments of interest with respect to a debt instrument will not be treated as contingent interest (which would disqualify the debt instrument from being a "variable rate debt instrument" under the OID Regulations) merely because the interest rate on the debt instrument may be reset to a market rate determined through a remarketing or reset procedure. Furthermore, IRS Notice 88-90 provides that the interest rate on a debt instrument which is reset to a market rate pursuant to a remarketing may be subject to a specified minimum or maximum rate (e.g., the Maximum Rate) as long as the remarketing procedure is not subject to manipulation (e.g., to create a front-loading or back-loading of interest). Thus, since the interest rate on any Remarketed Note in a Commercial Paper Term Mode or in the Long Term Rate Mode for any Interest Rate Period commencing on a certain Interest Rate Adjustment Date, is established by an independent agent on such Interest Rate Adjustment Date at the lowest rate that will enable the Remarketed Notes to trade at par, each Commercial Paper Term Mode and the Long Term Rate Mode should individually constitute separate qualified floating rates.

     The Remarketed Notes will initially bear interest at the Initial Interest Rate. Thereafter, each Remarketed Note will bear interest in either the Commercial Paper Term Mode or the Long Term Rate Mode. Any Remarketed Note in the Commercial Paper Term Mode may be converted at the option of the Company to a different Commercial Paper Term Period or to the Long Term Rate Mode on any Interest Rate Adjustment Date for such Remarketed Note. In addition, any Remarketed Note in the Long Term Rate Mode, at any time during the term of such Remarketed Note, may be converted at the option of the Company to the Commercial Paper Term Mode or to a different Long Term Rate Period on any Interest Rate Adjustment Date for such Remarketed Note.

     Since the Remarketed Notes provide for payment of 100% of the principal amount thereof at maturity and assuming that the Remarketed Notes will not be issued at a premium in excess of the de minimis premium permitted under the OID Regulations for qualification as a "variable rate debt instrument", if any of the Remarketed Notes are converted from the Initial Interest Rate to bear interest only in the Commercial Paper Term Mode or the Long Term Rate Mode throughout the remaining term thereof, then it could possibly be argued that such Remarketed Note (or Notes) should qualify as "variable rate debt instruments" under the OID Regulations and should not be treated as contingent payment debt obligations, based on the theory that such Remarketed Note (or Notes) would provide for stated interest at a single fixed rate (i.e., the Initial Interest Rate) followed by current values of one or more qualified floating rates, payable at least annually. Similarly, if any of the Remarketed Notes are converted from the Initial Interest Rate to bear interest in a single Interest

Rate Period in the Long Term Rate Mode throughout the remaining term thereof, then it could possibly be argued that such Remarketed Note (or Notes) should be treated as providing for stated interest at a single fixed rate followed by a second fixed rate. Under this analysis, such Remarketed Note (or Notes) would also not be treated as contingent payment debt obligations and such Remarketed Note (or Notes) could possibly be treated as having been issued with original issue discount to the extent that amounts payable with respect to such Remarketed Note (or Notes) at one of the two fixed rates exceeds amounts payable with respect to the Remarketed Note (or Notes) at the other fixed rate. Furthermore, it could also possibly be argued that all of the Remarketed Notes should qualify as "variable rate debt instruments" under the OID Regulations based on the theory that the Initial Interest Rate should be treated as a qualified floating rate, the Initial Interest Rate together with the first rate in effect subsequent to the Initial Interest Rate should be treated as a single qualified floating rate and/or that the Long Term Mode should be treated as a qualified floating rate. If any or all of the Remarketed Notes were to qualify as "variable rate debt instruments" then all payments of interest on such Remarketed Notes would constitute payments of qualified stated interest and would be taxed accordingly.

     Despite the foregoing, because it will be unknown, as of the original issuance of the Remarketed Notes, whether or to what extent the Company will convert the Remarketed Notes from one Interest Rate Mode to another, none of the Remarketed Notes may qualify as "variable rate debt instruments" under the OID Regulations and all of the Remarketed Notes may be treated as contingent payment debt obligations, regardless of the extent to which the Company actually converts the Remarketed Notes from one Interest Rate Mode to another. Due to the uncertainty surrounding the proper treatment of the Remarketed Notes under the OID Regulations, prospective investors in the Remarketed Notes are advised to consult their own tax advisors regarding the proper treatment of the Remarketed Notes under the OID Regulations. If the Remarketed Notes do not qualify as "variable rate debt instruments" under the OID Regulations, then the Remarketed Notes will be treated as contingent payment debt obligations.

     It is not entirely clear under law how the Remarketed Notes would be taxed. If the Remarketed Notes were treated as contingent payment debt instruments, such Remarketed Notes would be taxed in accordance with the rules contained in the CPDI Regulations. Prospective investors in the Remarketed Notes are urged to consult their own tax advisors regarding the application of the CPDI Regulations to their investment in the Remarketed Notes.

     Short-Term Debt Securities. Debt Securities that have a fixed maturity of one year or less ("Short-Term Debt Securities") will be treated as having been issued with original issue discount. In general, an individual or other cash method U.S. Holder is not required to accrue such original issue discount unless the U.S. Holder elects to do so. If such an election is not made, any gain recognized by the U.S. Holder on the sale, exchange or maturity of the Short-Term Debt Security will be ordinary income to the extent of the original issue discount accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of sale or maturity, and a portion of the deductions otherwise allowable to the U.S. Holder for interest on borrowings allocable to the Short-Term Debt Security will be deferred until a corresponding amount of income is realized. U.S. Holders who report income for United States Federal income tax purposes under the accrual method, and certain other holders including banks and dealers in securities, are required to accrue original issue discount on a Short-Term Debt Security on a straight-line basis unless an election is made to accrue the original issue discount under a constant yield method (based on daily compounding).

     Market Discount. If a U.S. Holder purchases a Debt Security, other than a Discount Debt Security, for an amount that is less than its issue price (or, in the case of a subsequent purchaser, its stated redemption price at maturity) or, in the case of a Discount Debt Security, for an amount that is less than its adjusted issue price as of the purchase date, the amount of the difference will be treated as "market discount," unless such difference is less than a specified de minimis amount.

     Under the market discount rules, a U.S. Holder will be required to treat any partial principal payment (or, in the case of a Discount Debt Security, any payment that does not constitute qualified stated interest) on, or any gain realized on the sale, exchange, retirement or other disposition of, a Debt Security as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount which has not previously been included in income and is treated as having accrued on such Debt Security at the time of such payment or disposition. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Debt Security, unless the U.S. Holder elects to accrue market discount on the basis of semiannual compounding.

     A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a Debt Security with market discount until the maturity of the Debt Security or its earlier disposition in a taxable transaction, because a current deduction is only allowed to the extent the interest expense exceeds an allocable portion of market discount. A U.S. Holder may elect to include market discount in income currently as it accrues (on either a ratable or semiannual compounding basis), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the Debt Security and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, such currently included market discount is treated as ordinary interest for United States Federal income tax purposes.

     Premium. If a U.S. Holder purchases a Debt Security for an amount that is greater than its stated redemption price at maturity, such U.S. Holder will be considered to have purchased the Debt Security with "amortizable bond premium" equal in amount to such excess. A U.S. Holder may elect to amortize such premium using a constant yield method over the remaining term of the Debt Security and may offset interest otherwise required to be included in respect of the Debt Security during any taxable year by the amortized amount of such excess for the taxable year. However, if the Debt Security may be optionally redeemed after the U.S. Holder acquires it at a price in excess of its stated redemption price at maturity, special rules would apply which could result in a deferral of the amortization of some bond premium until later in the term of the Debt Security.

     Disposition of a Debt Security. Except as discussed above, upon the sale, exchange or retirement of a Debt Security, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and such U.S. Holder's adjusted tax basis in the Debt Security. A U.S. Holder's adjusted tax basis in a Debt Security generally will equal such U.S. Holder's initial investment in the Debt Security increased by any original issue discount included in income (and accrued market discount, if any, if the U.S. Holder has included such market discount in income) and decreased by the amount of any payments, other than qualified stated interest payments, received and amortizable bond premium taken with respect to such Debt Security. Such gain or loss generally will be long-term capital gain or loss if the Debt Security were held for more than one year.

     The Taxpayer Relief Act of 1997 (the "1997 Tax Act") reduces the maximum rates on long-term capital gains recognized on capital assets held by individuals taxpayers for more than eighteen months as of the date of disposition (and would further reduce the maximum rates on such gains in the year 2001 and thereafter for certain individual taxpayers who meet specified conditions). The capital gains rate for capital assets held by individual taxpayers for more than twelve months but less than eighteen months was not changed by the 1997 Tax Act. The 1997 Tax Act does not change the capital gain rates for corporations. Prospective investors should consult their own tax advisors concerning these tax law changes.

     Foreign Currency Debt Securities. Any special United States Federal income tax considerations applicable to Debt Securities that provide for the payment of principal, premium (if any) or interest in a currency other than U.S. dollars will be discussed in the applicable Prospectus Supplement.

NON-U.S. HOLDERS

     A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Debt Security, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of the Company, a controlled foreign corporation related to the Company or a bank receiving interest described in section 881(c)(3)(A) of the Code. To qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (i) is signed by the beneficial owner of the Debt Security under penalties of perjury, (ii) certifies that such owner is not a U.S. Holder and (iii) provides the name and address of the beneficial owner. The statement may be made on an IRS Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a Debt Security is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution. The Treasury Department is considering implementation of further certification requirements aimed at determining whether the issuer of a debt obligation is related to holders thereof.

     Generally, a non-U.S. Holder will not be subject to Federal income taxes on any amount which constitutes capital gain upon retirement or disposition of a Debt Security, provided the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.

     The Debt Securities will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of the Company or, at the time of such individual's death, payments in respect of the Debt Securities would have been effectively connected with the conduct by such individual of a trade or business in the United States.

BACKUP WITHHOLDING

     Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the Debt Securities to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Debt Securities to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

     In addition, upon the sale of a Debt Security to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or
(ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

     Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities (i) through underwriters or dealers, (ii) directly to a limited number of institutional purchasers or to a single purchaser, (iii) through agents or (iv) through any combination of the above. An accompanying Prospectus Supplement will set forth the terms of the offering of the Debt Securities offered thereby, including the name or names of any underwriters, the purchase price of the Debt Securities and the net proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     If underwriters are used in the sale of Debt Securities, such Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the Prospectus Supplement, the several obligations of the underwriters to purchase any Debt Securities offered thereby will be subject to certain conditions precedent and the underwriters will be obligated to take and pay for all of such Debt Securities if any are taken.

     The Debt Securities may be sold directly by the Company or through underwriters or agents designated by the Company from time to time. Any agent involved in the offer or sale of the Debt Securities will be named, and any commissions payable by the Company to such agents will be set forth, in an accompanying Prospectus Supplement. Unless otherwise indicated in such Prospectus Supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.

     Until the distribution of the Debt Securities is completed, rules of the SEC may limit the ability of underwriters and certain selling group members to bid for and purchase the Debt Securities. As an exception to these rules, underwriters are permitted to engage in certain transactions that stabilize the price of the Debt Securities. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Debt Securities.

     If any underwriters create a short position in the Debt Securities in connection with an offering, i.e., if they sell more Debt Securities than are set forth on the cover page of the applicable Prospectus Supplement, the underwriters may reduce that short position by purchasing Debt Securities in the open market.

     Underwriters may also impose a penalty bid on certain selling group members. This means that if the underwriters purchase Debt Securities in the open market to reduce the underwriters' short position or to stabilize the price of the Debt Securities, they may reclaim the amount of the selling concession from the selling group members who sold those Debt Securities as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the Debt Securities to the extent that it discourages resales of the Debt Securities.

     Neither the Company nor any underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Debt Securities. In addition, neither the Company nor any underwriters make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Act.

     The place and time of delivery for the Debt Securities in respect of which this Prospectus is delivered are set forth in the accompanying Prospectus Supplement.

                                 LEGAL OPINIONS

     The validity of the Debt Securities offered hereby will be passed upon for the Company by Christopher C. Nern, Esq., Vice President and General Counsel of the Company, and for any underwriters, dealers or agents by counsel named in the applicable Prospectus Supplement. Brown & Wood LLP, special tax counsel to the Company, has passed upon certain United States federal income tax considerations with respect to the Debt Securities.

                                    EXPERTS

     The consolidated financial statements and related financial statement schedules of the Company and its subsidiaries, incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     With respect to unaudited interim financial information for the periods included in the Quarterly Reports on Form 10-Q which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in such Quarterly Reports on Form 10-Q and incorporated by reference herein, they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended, (the "Act") for their reports on the unaudited interim financial information because any such report is not a "report" or a "part" of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

     The statements made in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (which are incorporated in this Prospectus by reference), as to matters of law with respect to regulation and environmental matters and the statements made herein under the caption "Description of Debt Securities", have been reviewed by Christopher C. Nern, Esq., Vice President and General Counsel of the Company, and have been made in reliance upon his opinion and upon his authority as an expert.

==========================================================
     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                           PAGE
                                           ----
The Company..............................   S-2
Risk Factors.............................   S-2
Selected Historical Consolidated
  Financial Data.........................   S-4
First Quarter 1998 Results...............   S-5
Ratios of Earnings to Fixed Charges......   S-5
Capitalization...........................   S-6
Description of the QUIDS.................   S-6
Certain United States Federal Income Tax
  Consequences...........................  S-11
Underwriting.............................  S-15
Legal Opinions...........................  S-16
                  PROSPECTUS
Available Information....................     2
Incorporation of Certain Documents by
  Reference..............................     2
The Company..............................     3
Use of Proceeds..........................     3
Regulatory Matters.......................     3
Ratio of Earnings to Fixed Charges.......     5
Description of Debt Securities...........     5
DTC Book-Entry-Only System...............    32
Certain United States Federal Income Tax
  Considerations.........................    33
Plan of Distribution.....................    42
Legal Opinions...........................    43
Experts..................................    43

==========================================================
==========================================================
                                  $100,122,300
                           THE DETROIT EDISON COMPANY

                                % QUARTERLY INCOME DEBT
                              SECURITIES (QUIDSSM)
                              (JUNIOR SUBORDINATED
                              DEFERRABLE INTEREST
                             DEBENTURES, DUE 2028)
                               ------------------

                              DETROIT EDISON LOGO
                               ------------------

                              GOLDMAN, SACHS & CO.

                           A.G. EDWARDS & SONS, INC.

                           MORGAN STANLEY DEAN WITTER

                              SALOMON SMITH BARNEY

                      REPRESENTATIVES OF THE UNDERWRITERS
==========================================================